Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 23, 2007

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-144978) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains the following items:

(a)          Chief Executive’s Statement;

(b)          Business Review;

(c)          Half-yearly consolidated financial information for Vodafone Group Plc as of and for the six month periods ended 30 September 2007 and 2006, and comparative consolidated financial information for Vodafone as of and for the year ended 31 March 2007.

Certain information listed above is taken from the previously published results announcement of Vodafone for the six months ended 30 September 2007 (“half-yearly financial report”). This document does not update or restate any of the financial information set forth in the half-yearly financial report.

Exhibit 7

•               Computation of ratio of earnings to fixed charges

Vodafone, Vodafone Mobile Connect, Vodafone Mobile Connect USB Modem, Vodafone Mobile Connect Card with 3G broadband, Vodafone Mobile Connect 3G/GPRS data card, Vodacom, ihug, Vodafone at Home, Vodafone Office and Vodafone Passport are trademarks of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include statements with respect to Vodafone’s expectations as to launch and roll out dates for products, services or technologies offered by Vodafone; intentions regarding the development of products and services introduced by Vodafone or by Vodafone in conjunction with initiatives with third parties; the ability to integrate all operations throughout the Group; the development and impact of new mobile technology; anticipated benefits to the Group from core cost reduction programmes, outsourcing, supply chain management and IT operations initiatives; growth in customers and usage, including improvements in customer mix; the Group’s expectations for revenue, operating profit, depreciation and amortisation charges, capitalised fixed asset additions, free cash flow, cash payments for tax and associated interest and effective tax rate contained within the outlook statement on page 7 of this document , and expectations for the Group’s future performance generally, including average revenue per user, costs, capital expenditures, operating expenditures and margins and the contribution to the Group’s revenue of data services, broadband services, fixed location pricing and mobile advertising; the rate of dividend growth by the Group or its existing investments; expectations regarding the Group’s access to adequate funding for its working capital requirements; expected effective tax rates and expected tax payments; the ability to realise synergies through cost savings, revenue generating services, benchmarking and operational experience; future acquisitions, including increases in ownership in existing investments, the timely completion of pending acquisition transactions and pending offers for investments; future disposals; the management of the Group’s portfolio; mobile penetration and coverage rates; the impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential regulatory changes; expectations with respect to long term shareholder value growth; Vodafone’s ability to be the mobile market leader, overall market trends and other trend projections.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity, from both existing competitors and new market entrants, including Mobile Virtual Network Operators, which could require changes to the Group’s pricing models, lead to customer churn and make it more difficult to acquire new customers, and reduce profitability; the impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers; the possibility that new products and services will not be commercially accepted or perform according to expectations or that vendors’ performance in marketing these technologies will not meet the Group’s requirements; the Group’s ability to win 3G licence allocations; the Group’s ability to realise expected synergies and benefits associated with 3G technologies; a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; the ability of the Group to harmonise mobile platforms and delays, impediments or other problems associated with the roll out and scope of and other new or existing products, services or technologies in new markets; the ability of the Group to offer new services and secure the timely delivery of high quality, reliable GPRS and 3G handsets, network equipment and other key products from suppliers; the Group’s ability to develop competitive data content and services that will attract new customers and increase average usage; future revenue contributions of both voice and non-voice services; greater than anticipated prices of new mobile handsets; changes in the costs to the Group of or the rates the Group may charge for terminations and roaming minutes; the Group’s ability to achieve meaningful cost savings and revenue improvements as a result of its cost reduction programmes and outsourcing initiatives; the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing; the possibility that the pursuit of new, unexpected strategic opportunities may have a negative impact on the Group’s financial performance; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board of Directors takes into account in determining the level of dividends; any unfavourable conditions, regulatory or otherwise, imposed in connection with pending or future acquisitions or dispositions and the integration of acquired companies in the Group’s existing operations; the risk that, upon obtaining control of certain investments, the Group discovers additional information relating to the businesses of that investment leading to restructuring charges or write-offs or with other negative implications; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU regulating rates the Group is permitted to charge; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; the possibility that new marketing or usage stimulation campaigns or efforts and customer retention schemes are not an effective expenditure; the possibility that the Group’s integration efforts do not reduce the time to market for new products or improve the Group’s cost position; loss of suppliers or disruption of supply chains; the Group’s ability to satisfy working capital requirements through borrowing in capital markets, bank facilities and operations; changes in exchange rates, including particularly the exchange rate of pounds sterling to the euro and the US dollar; changes in statutory tax rates and profit mix which would impact the weighted average tax rate; changes in tax legislation in the jurisdictions in which the Group operates; and final resolution of open issues which might impact the effective tax rate; timing of tax payments relating to the resolution of open issues.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors, Seasonality and Outlook – Risk Factors” in Vodafone Group Plc’s Annual Report on Form 20-F for the year ended 31 March 2007. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.

PRESENTATION OF INFORMATION

The Condensed Consolidated Financial Statements for both six month periods and any information derived from the Group’s audited Consolidated Financial Statements for the year ended 31 March 2007:

•    were prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) and thereby International Financial Reporting Standards (collectively referred to as “IFRS” within this document), both as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”);

•    are presented on a condensed basis as permitted by IAS 34 and therefore do not include all disclosures that would otherwise be required in a full set of financial statements and should be read in conjunction with the 2007 Annual Report.

The accounting principles underlying IFRS vary in significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). Information relating to the nature and effect of such differences is presented in note 16 to the Condensed Consolidated Financial Statements.

DEFINITION OF TERMS

In the discussion of the Group’s reported financial position and results for the six month period to 30 September 2007, information in addition to that contained within the Condensed Consolidated Financial Statements is presented on the basis that it provides readers with access to additional financial information regularly reviewed by management. This information is provided to assist investor assessment of the Group’s performance from period to period. However, the additional information presented is not uniformly defined by all companies in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Definitions of the terms and measures used within this document are shown on page 159 of the Group’s Annual Report on Form 20-F for the year end 31 March 2007 and are unchanged with the exception of “changes at constant exchange rates”, which is defined below.

Term	Definition
Change at constant exchange rates	Change calculated by restating the prior period’s results as if they had been generated at the current period’s exchange rates.

USE OF NON-GAAP FINANCIAL INFORMATION

In presenting and discussing the Group’s reported financial position, operating results and cash flows, certain information is derived from amounts calculated in accordance with IFRS, but this information is not itself an expressly permitted GAAP measure. Such non-GAAP measures, being adjusted operating profit for the Group, organic growth, operating free cash flow, free cash flow and net debt, should not be viewed in isolation to the equivalent GAAP measure. An explanation as to the use of these measures and a reconciliation to the nearest equivalent GAAP measure can be found on pages 22 to 24.

CHIEF EXECUTIVE’S STATEMENT

Rigorous execution against our strategic objectives has been key to our performance in the first half of the year. We have improved our outlook expectations for the full year and the Board has increased the interim dividend by 6.0% to 2.49 pence per share, enhancing returns to our shareholders.

Group revenue increased by 9.0% to £17.0 billion, or 4.4% on an organic basis. In Europe, where competitive and regulatory pressures remain significant, revenue growth was 1.5%, or 2.0% on an organic basis. Good revenue growth in Spain and the UK was offset by declines in Germany and Italy, where specific competitive and regulatory events have detracted from an otherwise solid business performance. EMAPA delivered another period of continued growth. Revenue grew by 39.9%, or 16.0% on an organic basis, with strong performances across the region. Group adjusted operating profit increased by 1.6% to £5.2 billion, or 6.1% on an organic basis, including an increased contribution from Verizon Wireless which grew by 26.0% on a constant currency basis.

Our customer franchise increased by 35 million in the period to 241 million proportionate mobile customers, including 20 million net additions.

Capital expenditure in the first half was £2.0 billion, including £0.4 billion in India since its acquisition in May. Free cash flow generation remains strong at £2.7 billion, after £0.2 billion payments in respect of long standing tax issues.

Revenue stimulation and cost reduction in Europe

In Europe, our focus is to drive additional usage and revenue from core voice and messaging services and to reduce our cost base.

Central to stimulating revenue have been our initiatives to drive mobile usage through offering innovative tariffs, larger minute bundles and targeted promotions. There has also been a specific focus on migrating prepaid customers to contract, thereby improving customer lifetime value. Overall growth in outgoing voice usage remained strong at 24.0% for the first half, but continued pricing pressure resulted in stable outgoing voice revenue. Notwithstanding our efforts in revenue stimulation, elasticity remains below one. In the business segment, which represents approximately 28% of European service revenue and delivered 5.9% growth in the first half, we are leveraging our market leading position. Earlier this year, we established Vodafone Global Enterprise which is responsible for ensuring that we deliver enhanced service and our total communications offering to our largest multinational customers.

16 million customers now enjoy lower roaming pricing through Vodafone Passport. All of our European customers are now benefiting from our commitment to reduce roaming prices and the recently introduced roaming regulation.

Messaging revenue remains robust with 8.0% growth, or 8.6% on an organic basis, including strong performances in Italy and the UK, driven primarily by targeted promotions and tariffs.

Cost reduction remains central to our Group and a number of core cost reduction programmes are now well established. They are delivering savings across the Group and have helped to mitigate pressure on margins and reduce our European mobile and common functions capital expenditure to revenue ratio to 8.1% in the first half, below our full year target which remains at 10%. Data centre consolidation and network supply chain management centralisation are delivering savings earlier than originally expected.

Innovate and deliver on our customers’ total communications needs

Our focus is on four key areas which together are expected to represent around 20% of Group revenue by the 2010 financial year. In the first half, these areas contributed about 12% of revenue, up from around 10% in the prior year.

Data revenue increased by 48.8%, or by 45.1% on an organic basis, principally enabled by the rapid growth in 3G devices, which nearly doubled year on year to over 21 million devices. We have also refreshed our consumer mobile internet offering in eight markets, supported by partnerships with leading internet players, and are continuing to develop products and services to integrate the mobile and PC environments.

Following completion of the acquisition of Tele2’s fixed broadband businesses in Italy and Spain we will have established our preferred route for delivering fixed broadband services in each of our major European markets through a selective approach of wholesale agreements and owned infrastructure. Including Tele2, fixed broadband services will be provided to 3.1 million customers in 13 markets. Revenue from fixed line services increased by 4.2%, or by 9.9% on an organic basis, primarily due to 9.6% constant currency growth in Arcor.

We continue to drive substitution of fixed line usage for mobile through fixed location pricing plans offering customers fixed prices when they call from within or around their home or office. We now have 3.7 million Vodafone At Home customers and 2.6 million Vodafone Office customers.

We believe mobile advertising is a significant future opportunity for the mobile industry. We have commercial agreements for mobile advertising in eight markets and are trialling numerous forms of banner and content based advertising. Vodafone is in a leading position to benefit from future trends in this market.

Deliver strong growth in emerging markets

Our focus is to build on our track record of creating value in emerging markets. We have delivered further good performances in our existing operations with revenue growth of 33.1% in Egypt, 24.0% in Romania and 19.6% in Vodacom on a constant currency basis. Turkey continues to perform well with year on year revenue growth of around 28% on the same basis.

Our Indian business is delivering very strong growth. Average net customer additions are running at 1.6 million per month, with a customer base of over 35 million at the end of September. Year on year revenue growth was around 53% on a constant currency basis. In September, we successfully rebranded the business to Vodafone, an important integration milestone, ahead of plan.

As well as driving customer growth, we are differentiating Vodafone in emerging markets through a number of initiatives. Our ultra low cost handset, which retails for as little as $25, enables us to address a wider population in developing economies. In October, our first month of sales, we sold 400,000 units in India. M-PESA, our innovative money transfer solution was launched in February 2007 and is already benefiting over one million people in Kenya. Efficiency is also vital to success in emerging markets, where low market prices require the lowest possible costs.

Actively manage our portfolio to maximise returns

We completed the acquisition of Vodafone Essar in India in May 2007 for a cash consideration of £5.5 billion. In July, we received £0.7 billion from the sale of a 4.99% stake in Bharti Airtel and have agreed the sale of a further 0.61% by November 2008. The acquisitions of Tele2 Italy and Tele2 Spain for £0.5 billion will strengthen our total communications offerings in those markets.

Align capital structure and shareholder returns policy to strategy

We continue to target a low single A rating, consistent with our policy.

The Board remains committed to its policy of distributing 60% of adjusted earnings per share by way of dividend. However, as a result of the earnings dilution arising from the India acquisition, the payout ratio is expected to rise above 60% in the near term to better reflect the underlying trends of the business.

In growing dividends at 6.0%, ahead of its guidance for modest growth issued in May, the Board has taken into account the Group’s current financial performance and its confidence in the prospects for the business.

Prospects for the remainder of the year

Notwithstanding 39.8% growth in data revenue, or by 40.8% on an organic basis, and our success in stimulating voice usage, we expect market conditions and the pricing environment to remain competitive in Europe. Growth prospects for the EMAPA region remain strong as we actively pursue customer growth in markets where penetration is still increasing.

Our success in the first half and continued rigorous execution of our strategy has allowed us to improve our outlook for the current financial year. Group revenue is now expected to be in the increased range of £34.5 billion to £35.1 billion, primarily due to improved operational performance. Adjusted operating profit is also expected to be higher at £9.5 billion to £9.9 billion, reflecting better revenue generation. Capital expenditure on fixed assets is still expected to be in the range of £4.7 billion to £5.1 billion, including in excess of £1.0 billion in India. Free cash flow is now expected to be £4.4 billion to £4.9 billion, better than previously expected due to better business performance and lower payments this year related to long standing tax issues.

Summary

We are delivering tangible results from our strategy which positions us well to deliver total communications to our customers and to generate attractive returns for our shareholders.

Arun Sarin

OUTLOOK FOR THE 2008 FINANCIAL YEAR

Please see page 4 for definition of terms, page 3 for a disclaimer regarding forward-looking statements and page 4 for use of non-GAAP financial information.

	Original outlook(1)	Foreign exchange(2)	Acquisitions(3)	Upgrade	Updated outlook
	£ billion	£ billion	£ billion	£ billion	£ billion
Revenue	33.3 to 34.1	0.3	0.2	0.6	34.5 to 35.1
Adjusted operating profit	9.3 to 9.8	–	(0.1)	0.2	9.5 to 9.9
Capitalised fixed asset additions	4.7 to 5.1	–	–	–	4.7 to 5.1
Free cash flow	4.0 to 4.5	0.1	–	0.3	4.4 to 4.9

Notes:

(1)         As originally stated on 29 May 2007.

(2)         The Group’s outlook update reflects current expectations for average foreign exchange rates for the 2008 financial year of approximately Euro 1.45:£1 (originally 1.47) and US$2.04:£1 (originally 1.98). A substantial majority of the Group’s revenue, adjusted operating profit, capitalised fixed asset additions and free cash flow is denominated in currencies other than sterling, the Group’s reporting currency.

(3)         Assumes the financial results of Tele2 Italy and Tele2 Spain will be included with effect from 1 December 2007.

Operating conditions are expected to continue to be competitive in Europe with ongoing pricing and regulatory pressures but continued positive trends in data revenue and voice usage. Increasing market penetration continues to result in overall strong growth for the EMAPA region.

Group revenue is now expected to be in the range of £34.5 billion to £35.1 billion, higher than previously anticipated primarily due to improvements in operational performance but also due to net beneficial movements in foreign exchange rates and revenue for Tele2 Italy and Tele2 Spain from the expected date of acquisition.

Adjusted operating profit is now expected to be in the range of £9.5 billion to £9.9 billion, which is greater than previous expectations, driven substantially by better revenue generation. The Group continues to expect mobile operating expenses to be broadly stable for the total of the Europe region and common functions when compared with the 2006 financial year on an organic basis, excluding the potential impact from developing and delivering new services and from any business restructuring costs.

Total depreciation and amortisation charges are now anticipated to be slightly higher at around £5.9 billion to £6.0 billion, including the impact from the Tele2 acquisitions.

The outlook range for capitalised fixed asset additions remains unchanged at £4.7 billion to £5.1 billion and continues to include in excess of £1.0 billion in India. Capitalised mobile fixed asset additions for the total of the Europe region and common functions are still expected to be 10% of mobile revenue for the year.

Free cash flow is expected to be in the range of £4.4 billion to £4.9 billion, higher than originally expected principally due to improvements in operational performance and lower anticipated tax payments and associated interest this year in respect of the potential settlement of a number of long standing tax issues, which are now expected to be £0.3 billion. The outlook for free cash flow is stated including the impact of known spectrum or licence payments only.

The Group still expects that further significant cash payments for tax and associated interest may be made in respect of long standing tax issues. Whilst the timing of such payments remains uncertain, the Group now expects resolution of the most significant issues, principally the application of the UK Controlled Foreign Company legislation to the Group, to be later than previously anticipated.

FINANCIAL RESULTS

The following discussion should be read in conjunction with the Condensed Consolidated Financial Statements for the six month periods ended 30 September 2007 and 30 September 2006 included in this document and the Group’s Annual Report on Form 20-F for the year ended 31 March 2007.

GROUP RESULTS

The following results are presented for continuing operations. Europe includes the results of the Group’s operations in Western Europe, while EMAPA includes the results of the Group’s operations in Eastern Europe, the Middle East, Africa, Asia and the Pacific area and the Group’s associate in the US, Verizon Wireless. During the six months ended 30 September 2007, the Group changed its organisation structure and the Group’s associated undertaking in France, SFR, is now managed within the Europe region and reported within Other Europe. The results for all periods are presented in accordance with the new structure.

	Europe	EMAPA	Common Functions(2)	Eliminations	2007	2006	% change
	£m	£m	£m	£m	£m	£m	£	Organic

Voice revenue(1)	8,704	3,499		(43)	12,160	11,317
Messaging revenue	1,575	377		(4)	1,948	1,786
Data revenue	843	127		(3)	967	650
Fixed line revenue(1)	780	22		–	802	770
Other service revenue	11	–		(1)	10	–
Total service revenue	11,913	4,025		(51)	15,887	14,523	9.4	4.6
Acquisition revenue	463	211		–	674	642
Retention revenue	165	14		–	179	182
Other revenue	128	51	80	(5)	254	247
Total revenue	12,669	4,301	80	(56)	16,994	15,594	9.0	4.4
Interconnect costs	(1,958)	(650)		51	(2,557)	(2,354)
Other direct costs	(975)	(610)	58	–	(1,527)	(1,247)
Acquisition costs	(1,314)	(443)		–	(1,757)	(1,556)
Retention costs	(824)	(120)		–	(944)	(854)
Operating expenses	(2,764)	(1,050)	165	5	(3,644)	(3,341)
Acquired intangibles amortisation	(15)	(312)		–	(327)	(197)
Purchased licence amortisation	(413)	(36)		–	(449)	(467)
Depreciation and other amortisation	(1,398)	(517)	(94)	–	(2,009)	(1,844)
Share of result in associates	261	1,181	1	–	1,443	1,407
Adjusted operating profit	3,269	1,744	210	–	5,223	5,141	1.6	6.1
Adjustments for:
Impairment losses	–	–	–	–	–	(8,100)
Other	–	(15)	–	–	(15)	1
Non-operating income of associates	–	–	–	–	–	6
Operating profit/(loss)	3,269	1,729	210	–	5,208	(2,952)

Notes:

(1)

Revenue relating to fixed line activities provided by mobile operators, previously classified within voice revenue, is now presented as fixed line revenue, together with revenue from fixed line operators and DSL. All prior periods have been adjusted accordingly.

(2)

Common functions represents the results of Partner Markets and the net result of unallocated central Group costs and recharges to the Group’s operations, including royalty fees for use of the Vodafone brand.

Revenue

Revenue increased by 9.0% to £16,994 million for the six months ended 30 September 2007, comprising organic growth of 4.4% and the impact of acquisitions and disposals of 5.4%, primarily from acquisitions of subsidiaries in India in May 2007 and Turkey in May 2006, partially offset by the impact of unfavourable movements in exchange rates of 0.8%.

Both the Europe and EMAPA regions increased total revenue on an organic basis, achieving growth of 2.0% and 16.0%, respectively. On a reported basis, Europe achieved growth of 1.5%, while EMAPA achieved growth of 39.9%, of which 26.5% was contributed by the impact of acquisitions and disposals, including the acquisition of subsidiaries in India and Turkey.

The organic growth in revenue was driven by a continued increase in the customer base and successful usage stimulation initiatives, despite persisting price pressures. The organic growth in data revenue of 45.1% was particularly strong and can be attributed in part to increasing penetration of Vodafone Mobile Connect 3G/GPRS data cards and handheld business devices.

Operating result

Operating profit increased to £5,208 million from a loss of £2,952 million in the prior year, mainly as a result of impairment charges not being incurred in the current year. Adjusted operating profit increased by 1.6% to £5,223 million, or by 6.1% on an organic basis. Foreign exchange rate movements, particularly in relation to Verizon Wireless and Vodacom, the Group’s 50% owned joint venture with principal operations in South Africa, and the net impact of acquisitions and disposals reduced reported growth by 2.6% and 1.9% respectively, with the latter primarily being due to the increase in amortisation of acquired intangible assets. Adjusted operating profit is stated after £327 million of acquired intangible asset amortisation, an increase of £130 million from the same period last year.

The EMAPA region’s strong growth was partly offset by a slight decline in profitability in the Europe region resulting from the continuing challenges of highly penetrated markets, termination rate cuts and a high level of competition.

The margin in Europe was lower than in the same period last year, reflecting higher costs, in particular increased interconnect costs, other direct costs and acquisition costs resulting from the competitive environment in the region.

In the EMAPA region, the margins declined compared to the same period last year, in part due to higher growth in the region through investment in customer base growth, and in part due to the inclusion for the whole of the current period of Turkey, which has a lower margin than the region’s average. In addition, the margin in Turkey decreased due to investment in the rebranding of the business to Vodafone, improving network quality and growing the customer base.

The Group’s share of results from associates grew by 2.6%, or by 18.2% on an organic basis, with the impact of the disposals of the Group’s interests in Belgacom Mobile SA and Swisscom Mobile AG during the prior financial year, and unfavourable foreign exchange movements, reducing reported growth by 9.0% and 6.6% respectively. The organic growth was driven by strong growth in Verizon Wireless.

Investment income and financing costs

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m

Investment income	382	425
Financing costs	(1,280)	(813)
	(898)	(388)

Analysed as:
Net financing costs before dividends from investments	(394)	(272)
Potential interest charges arising on settlement of outstanding tax issues	(200)	(202)
Dividends from investments	72	57
	(522)	(417)
Foreign exchange(1)	(90)	8
Changes in fair value of equity put rights and similar arrangements(2)	(286)	21
	(898)	(388)

Notes:

(1)     Comprises foreign exchange differences reflected in the income statement in relation to certain intercompany balances, and the foreign exchange differences on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank, which completed in April 2006.

(2)     Includes a charge of £333 million representing the initial fair value of the put options granted over the Essar group’s interest in Vodafone Essar, which has been recorded as an expense. Further details of these options are provided on page 22.

Net financing costs before dividends from investments increased by 44.9% to £394 million following an increase in average net debt of 28.7%, a change in the currency mix and higher interest rates. At 30 September 2007, the provision for potential interest charges arising on settlement of outstanding tax issues was £1,409 million (30 September 2006: £1,047 million).

Taxation

The effective tax rate for the six months ended 30 September 2007 was 27.0% compared with (36.6)% for continuing operations in the prior period, with the change due primarily to an impairment loss being incurred in the prior period. The effective tax rate before impairment losses was 25.5% in the prior period.

Earnings/(loss) per share from continuing operations

Basic earnings per share from continuing operations of 6.22 pence compared to a basic loss per share from continuing operations of 8.02 pence for the same period last year. Earnings per share for the six months ended 30 September 2007 benefited from the share consolidation which took place in June 2006 reducing the weighted average number of shares outstanding and no impairment charge being incurred in the current period.

The earnings/(loss) used to determine per share amounts are stated inclusive of the items in the following table.

	2007 £m	2006 £m

Impairment losses	–	(8,100)
Other income and expense	(15)	1
Share of associated undertakings’ non-operating income	-	6
Non-operating income and expense(1)	250	10
Foreign exchange(2)	(90)	8
Changes in the fair value of equity put rights and similar arrangements(3)	(286)	21

	(141)	(8,054)
Tax on the above items	19	2
Recognition of pre-acquisition deferred tax asset	15	-

	(107)	(8,052)
Weighted average number of shares outstanding – basic	52,935	57,515
Weighted average number of shares outstanding – diluted(4)	53,116	57,515

Notes:

(1)           The £250 million credit for the six months ended 30 September 2007 represents the profit on disposal of the Group’s 5.60% stake in Bharti Airtel.

(2)           See note 1 in investment income and financing costs on page 9.

(3)           See note 2 in investment income and financing costs on page 9.

(4)           In the six months ended 30 September 2006, 140 million shares have been excluded from the calculation of diluted loss per share as they are not dilutive.

EUROPE RESULTS

	Germany	Italy	Spain	UK	Arcor	Other	Eliminations	Europe	% change
	£m	£m	£m	£m	£m	£m	£m	£m	£	Organic
Six months to 30 September 2007
Voice revenue(1)	1,888	1,570	1,867	1,855	–	1,690	(166)	8,704
Messaging revenue	354	324	205	444	–	265	(17)	1,575
Data revenue	265	119	170	184	–	133	(28)	843
Fixed line revenue(1)	7	10	9	12	758	16	(32)	780
Other service revenue	1	2	–	8	–	–	–	11
Total service revenue	2,515	2,025	2,251	2,503	758	2,104	(243)	11,913	1.7	2.3
Acquisition revenue	83	58	120	127	10	67	(2)	463
Retention revenue	21	12	64	21	–	47	–	165
Other revenue	31	2	4	66	–	25	–	128
Total revenue	2,650	2,097	2,439	2,717	768	2,243	(245)	12,669	1.5	2.0
Interconnect costs	(319)	(343)	(350)	(579)	(182)	(428)	243	(1,958)
Other direct costs	(145)	(99)	(186)	(243)	(164)	(138)	–	(975)
Acquisition costs	(290)	(134)	(278)	(368)	(78)	(168)	2	(1,314)
Retention costs	(202)	(52)	(238)	(177)	–	(155)	–	(824)
Operating expenses	(544)	(433)	(438)	(616)	(206)	(527)	–	(2,764)
Acquired intangibles amortisation	–	–	–	(11)	–	(4)	–	(15)
Purchased licence amortisation	(170)	(39)	(3)	(166)	–	(35)	–	(413)
Depreciation and other amortisation	(336)	(221)	(231)	(314)	(46)	(250)	–	(1,398)
Share of result in associates	–	–	–	–	–	261	–	261
Adjusted operating profit	644	776	715	243	92	799	–	3,269	(2.7)	(2.3)

Six months to 30 September 2006
Voice revenue(1)	2,106	1,721	1,729	1,838	–	1,731	(205)	8,920
Messaging revenue	386	275	190	365	–	256	(14)	1,458
Data revenue	190	89	122	134	–	91	(23)	603
Fixed line revenue(1)	8	11	9	8	697	12	(14)	731
Total service revenue	2,690	2,096	2,050	2,345	697	2,090	(256)	11,712
Acquisition revenue	71	57	153	120	9	56	–	466
Retention revenue	17	20	62	29	–	46	–	174
Other revenue	49	1	3	55	–	24	–	132
Total revenue	2,827	2,174	2,268	2,549	706	2,216	(256)	12,484
Interconnect costs	(363)	(326)	(349)	(489)	(172)	(437)	256	(1,880)
Other direct costs	(167)	(111)	(174)	(209)	(119)	(119)	–	(899)
Acquisition costs	(274)	(114)	(323)	(292)	(85)	(155)	–	(1,243)
Retention costs	(182)	(62)	(183)	(186)	–	(150)	–	(763)
Operating expenses	(578)	(433)	(426)	(588)	(204)	(536)	–	(2,765)
Acquired intangibles amortisation	–	–	–	(4)	–	(4)	–	(8)
Purchased licence amortisation	(172)	(37)	(34)	(166)	–	(34)	–	(443)
Depreciation and other amortisation	(367)	(252)	(194)	(297)	(43)	(255)	–	(1,408)
Share of result in associates	–	–	–	–	–	286	–	286
Adjusted operating profit	724	839	585	318	83	812	–	3,361

	%	%	%	%	%	%
Change at constant exchange rates
Voice revenue(1)	(9.8)	(8.1)	8.7	0.9	–	(1.8)
Messaging revenue	(7.7)	18.4	9.0	21.6	–	4.4
Data revenue	40.1	35.7	41.2	37.3	–	49.2
Fixed line revenue(1)	(2.6)	(5.5)	(2.2)	50.0	9.6	34.5
Total service revenue	(5.9)	(2.7)	10.6	6.7	9.6	1.4
Acquisition revenue	18.3	3.3	(21.4)	5.8	10.0	24.4
Retention revenue	23.5	(42.8)	4.6	(27.6)	–	1.8
Other revenue	(36.6)	171.4	25.8	20.0	–	4.9
Total revenue	(5.7)	(2.9)	8.3	6.6	9.6	2.0
Interconnect costs	(11.5)	5.7	1.0	18.4	5.8	(1.0)
Other direct costs	(12.8)	(10.1)	8.3	16.3	37.0	16.6
Acquisition costs	6.5	18.5	(13.1)	26.0	(5.6)	9.5
Retention costs	11.6	(15.4)	30.6	(4.8)	–	4.0
Operating expenses	(5.3)	0.9	3.6	4.8	1.8	(1.3)
Acquired intangibles amortisation	–	–	–	175.0	–	100.0
Purchased licence amortisation	–	5.4	(91.2)	–	–	6.1
Depreciation and other amortisation	(8.2)	(11.6)	19.7	5.7	9.5	(1.6)
Share of result in associates	–	–	–	–	–	(8.4)
Adjusted operating profit	(10.5)	(6.9)	23.0	(23.6)	12.1	(1.2)

Note:

(1)                      Revenue relating to fixed line activities provided by mobile operators, previously classified within voice revenue, is now presented as fixed line revenue, together with revenue from fixed line operators and DSL. All prior periods have been adjusted accordingly.

	30 September	Germany	Italy	Spain	UK	Other	Europe
Mobile telecommunications KPIs
Closing customers (‘000)	- 2007	32,541	22,407	15,473	17,959	17,684	106,064
	- 2006	29,622	19,337	14,024	16,287	16,267	95,537

Closing 3G devices (‘000)	- 2007	4,745	4,700	4,328	3,095	2,873	19,741
	- 2006	2,724	2,830	1,739	1,348	1,726	10,367

Voice usage (millions of minutes)	- 2007	20,160	17,983	17,416	18,075	15,385	89,019
	- 2006	15,593	15,737	14,511	14,786	14,120	74,747

See page 4 for definition of terms

Revenue

Revenue growth of 1.5% in the six months ended 30 September 2007 was achieved despite a 0.5% impact from adverse exchange rate movements.

Service revenue growth was 1.7% in the six months ended 30 September 2007, with organic growth more than offsetting the adverse exchange rate movements. This growth was achieved predominantly by strong performance in data revenue, following improved service offerings and a significant increase in the number of 3G devices, and also from growth in the total registered mobile customer base which increased by 11.0% and reached 106.1 million at 30 September 2007. The positive impact of these factors on service revenue growth more than offset the negative effects of termination rate cuts, the cancellation of top up fees in Italy resulting from new regulation and the Group’s ongoing reduction of European roaming rates.

Voice revenue declined by 2.4%, or by 1.9% on an organic basis, driven by the effect of the termination rate cuts, roaming regulation and pricing reductions, which were mostly offset by total voice usage growth of 19.1%.

•             Outgoing voice revenue remained broadly stable, with 0.3% organic growth during the period. Strong growth of 24.0% in outgoing call minutes, driven by the increased customer base and a 12.9% increase in outgoing usage per customer, was broadly matched by a reduction in the effective rate per minute, resulting from the cancellation of top up fees in Italy and price competition.

•                                      Incoming voice revenue continued to decline, with a 4.4% fall on an organic basis, principally due to the impact of termination rate reductions in Germany, despite a 9.2% increase in incoming mobile voice minutes in the region.

•             Roaming and international visitor revenue declined 7.4% on an organic basis, as expected, principally from the impact of the Group’s initiatives on retail and wholesale roaming. The overall reduction in revenue was mitigated by an increase of 12.4% in the respective volume of voice minutes used during the period.

The region recorded 8.0% growth in messaging revenue, or 8.6% on an organic basis compared with the same period last year, principally as a result of strong growth in messaging usage, particularly in Italy and the UK.

Data revenue growth remained strong, increasing by 39.8%, or by 40.8% on an organic basis. Data revenue continues to benefit from growth in connectivity services, demonstrated by the increasing penetration of 3G devices, which have nearly doubled since September 2006 to 19.7 million. Handheld business devices increased by 112.6% since September last year and Vodafone Mobile Connect 3G/GPRS data cards grew by 78.9%.

Fixed line revenue increased by 6.7%, or by 7.6% on an organic basis, mainly due to a 9.6% increase in Arcor’s service revenue at constant exchange rates.

Germany

At constant exchange rates, service revenue declined by 5.9%, mainly resulting from a 9.8% fall in voice revenue. This decline was driven by the impact of termination rate reductions, prior year tariff cuts and wholesale roaming rates. Although the prior year tariff changes resulted in a 30.9% fall in the effective outbound rate per minute, the impact of these changes was partially offset by a strong 38.1% increase in outgoing voice minutes. Messaging revenue also fell 7.7% at constant exchange rates, primarily as a result of higher take up of bundled offers on contract and reductions in messaging per user in the prepaid customer base. Partly offsetting these impacts was strong data revenue growth of 40.1% at constant exchange rates which has been achieved through continued growth in business services and the associated increasing penetration of 3G devices.

Italy

At constant exchange rates, service revenue declined by 2.7%, including an 8.1% decline in voice revenue primarily resulting from the negative impact of the cancellation of top up fees in March 2007 and termination rate cuts. The decrease in voice revenue was partially mitigated by a 14.3% increase in total voice usage, including a 17.8% increase in outgoing voice usage. Growth was driven by successful commercial initiatives which also resulted in a 23.3% increase in closing contract customers, predominantly within the business customer base. Despite the retail price decline, voice roaming revenue grew by 7.7% at constant exchange rates driven by a 15.7% increase in roaming minutes. Continued momentum from successful messaging propositions launched earlier in the calendar year helped achieve messaging growth of 18.4% at constant exchange rates. Strong growth in Vodafone Mobile Connect

USB Modems, Vodafone Mobile Connect Cards with 3G broadband and an increase in handheld business devices drove data revenue growth of 35.7% at constant exchange rates.

Spain

Service revenue growth in Spain was 10.6% at constant exchange rates. The rate of service revenue growth slowed during the quarter ended 30 September 2007, compared with the previous quarter, due to a strong summer promotion in the prior year, a more intensified competitive market and a lower growth in the average customer base. An 8.7% increase in voice revenue at constant exchange rates was achieved, predominantly due to a 10.3% increase in the customer base, although this was partially impacted by a termination rate cut in the period. 3G devices grew by 148.9% to 4.3 million devices, helping to drive data revenue growth of 41.2% at constant exchange rates compared with the same period last year.

UK

Service revenue in the UK increased by 6.7%, benefiting from a 10.3% increase in the customer base, reflecting an increase in contract customer market share, and from a £30 million VAT refund. Voice revenue increased by 0.9% with increases in voice usage, partly prompted by the increase in the customer base following the success of the refreshed voice tariffs launched in the previous year, more than offsetting falls in price per minute and reductions in roaming rates. Messaging and data revenue growth have remained strong at 21.6% and 37.3%, respectively. Messaging revenue growth reflects the continued success of propositions launched last year. Similarly, increasing penetration of Vodafone Mobile Connect 3G/GPRS data cards and handheld business devices combined with enhanced connectivity service offerings helped drive strong data revenue growth.

Arcor

Arcor generated a 9.6% increase in service revenue at constant exchange rates. In a very competitive market, growth was principally driven by a 39.6% increase in DSL customers to 2.3 million.

Other Europe

Service revenue in Other Europe remained broadly stable compared with the same period last year, after a 0.7% adverse impact from foreign exchange movements. At constant exchange rates, service revenue increased by 6.4% and 5.8% in Portugal and the Netherlands respectively, although these increases were mostly offset by a 6.1% decline in Greece. The decline in Greece arose from the impact of termination rate cuts in January and June of this year and the cessation in April of a national roaming agreement.

Adjusted operating profit

Adjusted operating profit fell by 2.7%, or by 2.3% on an organic basis. Growth in interconnect costs, other direct costs and acquisition costs was the largest driver behind this decline.

Interconnect costs increased by 4.1% compared with the same period in the prior year, with the increased call volumes in the region partly offset by the benefit obtained from termination rate cuts. The main increases in interconnect costs were recorded in the UK and Italy, partially offset by reductions in Germany.

Other direct costs rose by 8.5%, mostly resulting from Arcor and the UK. Within Arcor, an increase in direct access charges resulted from achieving a higher customer base. The increase in other direct costs in the UK was mainly due to investment in content based data services and, in part, to a portion of commissions being recorded in other direct costs to reflect their ongoing nature following changes to the commercial model.

Acquisition costs increased by 5.7% compared with the same period last year, primarily reflecting increases in the UK, as well as smaller increases in Germany and Italy, partly offset by lower costs in Spain. Acquisition costs in the UK reflected higher contract customer additions and higher costs per addition in a competitive market.

Retention costs increased by 8.0%, predominantly an effect of the increased volume of upgrades in Spain resulting from the recent large customer growth and more proactive churn management. Across the region, costs per upgrade remained similar year on year, except in Italy following increased focus on the retention of high value prepaid customers that began in the summer of the last financial year.

Operating expenses were broadly stable as a result of various initiatives implemented to achieve the broadly stable operating expenses target. Specific actions undertaken included restructuring in Germany, Ireland and in common functions, continued migration from leased lines to owned transmission and further renegotiation of contracts relating to various network operating expenses. This has been achieved despite increasing call volumes carried on the Group’s networks and customer care from a growing customer base and an increasingly competitive market place.

Germany

Adjusted operating profit fell by 10.5% at constant exchange rates as a result of the reduction in voice revenue. Costs within Germany also fell overall, with the largest reductions experienced in interconnect costs, which fell by 11.5% at constant exchange rates, as a result of the termination rate cut. Operating expenses fell by 5.3% at constant exchange rates resulting from targeted cost reduction programmes. Increases in acquisition and retention costs of 6.5% and 11.6% at constant exchange rates arose as a result of higher gross additions and upgrades. Acquisition costs per customer fell, while retention costs increased 3.2% on a per customer basis. Depreciation and other amortisation charges fell by 8.2% on a constant currency basis due to the centralisation of the service platform operations that was completed in the last financial year and the ongoing progress on centralisation of data centres.

Italy

Adjusted operating profit fell by 6.9% at constant exchange rates, driven primarily by the reduction in service revenue. The main movements in the cost base in Italy were in relation to interconnect costs, which increased by 5.7% at constant exchange rates due to the increased number of outgoing minutes, particularly to other mobile networks, and acquisition costs which increased by 18.5% at constant exchange rates reflecting an increase in volumes, mainly higher value contract customers. Operating expenses remained flat compared to the prior year due to cost saving initiatives. Reduced depreciation and other amortisation of 11.6% at constant exchange rates resulted from lower capital expenditure, including the centralisation of data centre operations.

Spain

Adjusted operating profit increased by 23.0% at constant exchange rates as interconnect costs remained stable, due to the reduction in termination rates and an increase in volume of calls made to other Vodafone customers which do not incur interconnect costs, as well as overall cost control producing a reduction in expenses as a percentage of overall revenue. Retention costs increased by 30.6% at constant exchange rates resulting from an increased volume of upgrades compared to the prior year, which was largely offset by a decrease in acquisition costs of 13.1% at constant exchange rates reflecting lower additions in the current period.

UK

Although service revenue grew by 6.7%, adjusted operating profit decreased by 23.6% mainly due to investment in new customers driving a 26.0% increase in acquisition costs. The higher customer base and new tariffs generated a 27.6% increase in outgoing mobile minutes which in turn increased interconnect costs by 18.4%. Additionally, other direct costs rose by 16.3% due in part to investment in content based data services and an incentive based commission structure for indirect partners, which has led to improved customer retention.

Arcor

Adjusted operating profit increased by 12.1% at constant exchange rates, as the 9.6% increase in service revenue outpaced the 9.3% growth in the cost base at constant exchange rates. The increase in the cost base was primarily driven by other direct costs, which increased by 37.0% at constant exchange rates, as a result of higher direct access charges incurred due to the larger customer base, while other components of the cost base remained relatively stable.

Other Europe

Adjusted operating profit decreased by 1.6%. Portugal and the Netherlands contributed adjusted operating profit growth at constant exchange rates of 15.4% and 39.1% respectively, resulting from strong cost control and a fall in costs as a percentage of service revenue. Growth in these countries was offset by a fall in the share of results in associates, which fell 8.5% at constant exchange rates, and by a decrease in adjusted operating profit at constant exchange rates of 22.3% in Greece, where results were affected by a decline in service revenue, increased retention and marketing costs and a regulatory fine.

EMAPA RESULTS

	Eastern Europe	Middle East Africa & Asia	Pacific	Associates US	Associates Other	EMAPA	% change
	£m	£m	£m	£m	£m	£m	£	Organic
Six months to 30 September 2007
Voice revenue(1)	1,260	1,735	504			3,499
Messaging revenue	156	92	129			377
Data revenue	49	50	28			127
Fixed line revenue(1)	8	4	10			22
Total service revenue	1,473	1,881	671			4,025	40.9	15.6
Acquisition revenue	26	124	61			211
Retention revenue	11	–	3			14
Other revenue	14	14	23			51
Total revenue	1,524	2,019	758			4,301	39.9	16.0
Interconnect costs	(252)	(280)	(118)			(650)
Other direct costs	(222)	(255)	(133)			(610)
Acquisition costs	(152)	(186)	(105)			(443)
Retention costs	(41)	(52)	(27)			(120)
Operating expenses	(379)	(470)	(201)			(1,050)
Acquired intangibles amortisation	(104)	(208)	–			(312)
Purchased licence amortisation	(12)	(16)	(8)			(36)
Depreciation and other amortisation	(191)	(223)	(103)			(517)
Share of result in associates	–	1	–	1,180	–	1,181
Adjusted operating profit	171	330	63	1,180	–	1,744	6.1	20.8

Six months to 30 September 2006
Voice revenue(1)	946	1,027	458			2,431
Messaging revenue	147	66	118			331
Data revenue	25	11	20			56
Fixed line revenue(1)	5	34	–			39
Total service revenue	1,123	1,138	596			2,857
Acquisition revenue	23	105	48			176
Retention revenue	8	–	–			8
Other revenue	8	4	22			34
Total revenue	1,162	1,247	666			3,075
Interconnect costs	(217)	(178)	(125)			(520)
Other direct costs	(141)	(112)	(100)			(353)
Acquisition costs	(91)	(144)	(78)			(313)
Retention costs	(31)	(36)	(24)			(91)
Operating expenses	(278)	(246)	(174)			(698)
Acquired intangibles amortisation	(127)	(61)	(1)			(189)
Purchased licence amortisation	(8)	(9)	(7)			(24)
Depreciation and other amortisation	(151)	(122)	(91)			(364)
Share of result in associates	–	–	–	1,015	106	1,121
Adjusted operating profit	118	339	66	1,015	106	1,644

	%	%	%	%	%
Change at constant exchange rates
Voice revenue(1)	31.5	84.4	4.8
Messaging revenue	2.0	51.0	5.3
Data revenue	99.2	395.0	32.5
Fixed line revenue(1)	79.1	(89.5)	–
Total service revenue	29.2	79.7	7.4
Acquisition revenue	13.7	32.6	21.0
Retention revenue	39.5	–	–
Other revenue	76.5	353.3	4.4
Total revenue	29.3	76.6	8.8
Interconnect costs	13.2	70.9	(9.7)
Other direct costs	48.9	147.1	26.7
Acquisition costs	62.1	45.8	29.8
Retention costs	38.0	57.5	7.5
Operating expenses	33.6	107.9	10.3
Acquired intangibles amortisation	(18.8)	271.4	–
Purchased licence amortisation	50.0	100.0	–
Depreciation and other amortisation	25.7	97.3	7.3
Share of result in associates	–	–	–	26.0	(100.0)
Adjusted operating profit	53.5	5.2	(8.5)	26.0	(100.0)

Note:

(1)              Revenue relating to fixed line activities provided by mobile operators, previously classified within voice revenue, is now presented as fixed line revenue, together with revenue from fixed line operators and DSL. All prior periods have been adjusted accordingly.

	30 September 2007				30 September 2006
	Eastern Europe	Middle East Africa & Asia	Pacific	EMAPA	Eastern Europe	Middle East Africa & Asia	Pacific	EMAPA

Mobile telecommunications KPIs
Closing customers (‘000)	31,699	66,810	5,840	104,349	25,879	25,374	5,423	56,676
Closing 3G devices (‘000)	517	133	1,022	1,672	224	–	534	758
Voice usage (millions of minutes)	24,230	78,865	6,138	109,233	17,790	17,204	5,402	40,396

See page 4 for definition of terms

Revenue

Service revenue increased by 40.9%, or by 15.6% on an organic basis, with the impact of the acquisition of subsidiaries in Turkey and India and the adverse effect of exchange rate movements, particularly in South Africa, accounting for most of the difference. The impact of acquisitions, disposal and exchange rates on EMAPA’s service revenue growth are shown below.

	Organic growth %	Impact of exchange rates Percentage points	Impact of acquisitions and disposal(1) Percentage points	Reported growth %

Service revenue
Eastern Europe	11.0	2.0	18.2	31.2
Middle East, Africa and Asia	25.1	(14.4)	54.6	65.3
Pacific	7.4	5.2	-	12.6
EMAPA	15.6	(2.3)	27.6	40.9

Note:

(1)          Impact of acquisitions and disposal includes the impact of the change in consolidation status of Bharti Airtel from a joint venture to an investment in February 2007.

The organic service revenue growth was driven predominantly by an organic increase in total voice minutes of 31.8%, a result of a 28.8% organic increase in the average customer base and usage stimulation strategies, which more than offset the impact of pricing pressures in a number of locations.

Eastern Europe

In Eastern Europe the growth in service revenue benefited from an 18.2 percentage point increase from the prior year acquisition in Turkey, and favourable exchange rate movements of 2.0 percentage points. Organic growth in service revenue was 11.0%, principally driven by an 18.2% organic increase in the average customer base.

Romania continued to be the principal driver of organic growth in Eastern Europe, with service revenue growth of 23.2% at constant exchange rates, mainly as a result of a 19.9% increase in the closing customer base, particularly driven by initiatives focused on business and contract customers which contributed to a 33.9% increase in total voice minutes.

Turkey continued to perform well with strong customer growth of 29.0% since 30 September 2006, bringing the closing customer base to 15.7 million. This led to total revenue growth of around 28%, assuming the Group owned the business for the whole of the same period last year.

Middle East, Africa and Asia

Service revenue in Middle East, Africa and Asia grew strongly with a 25.1% increase on an organic basis, mainly due to strong growth in Egypt and from Vodacom.

Service revenue growth at constant exchange rates in Egypt was 33.9%, predominantly a result of a 64.0% increase in voice usage which was stimulated by the increased customer base of 12.2 million.

Vodacom reported service revenue growth at constant exchange rates of 19.1%, reflecting the Group’s share of the 22.6% increase in the closing customer base during the twelve month period to 30 September 2007. The growth in the customer base in the six months ended 30 September 2007 was impacted by a change in the prepaid customer disconnection policy, which resulted in the disconnection of an additional 1.45 million prepaid customers in September 2007. Vodacom’s data revenue growth remained very strong, with rapid growth in mobile broadband connectivity devices.

The Group’s new business in India reported year on year total revenue growth of around 53%, assuming the Group owned the business for the whole of both periods. Customer net additions between the completion of the acquisition and the end of the period were 8.0 million, bringing the closing customer base to 35.7 million.

Pacific

The Group’s operations in the Pacific segment delivered 12.6% service revenue growth, or 7.4% on an organic basis, with the impact of favourable foreign exchange movements being the difference. The organic growth was achieved through a 13.6% increase in total voice minute volumes, a result of the 7.7% growth in the closing customer base in the region, with improved contract mix and a focus on higher value prepaid customers in Australia, though this was partially offset by the impact of termination rate reductions in both Australia and New Zealand in the period.

Adjusted operating profit

The impact of acquisitions, disposals and exchange rates on EMAPA’s adjusted operating profit is shown below:

	Organic growth %	Impact of exchange rates Percentage points	Impact of acquisitions and disposals(1) Percentage points	Reported growth %

Adjusted operating profit
Eastern Europe	16.2	(8.6)	37.3	44.9
Middle East, Africa and Asia	13.3	(7.9)	(8.1)	(2.7)
Pacific	(8.5)	4.0	-	(4.5)
EMAPA	20.8	(7.7)	(7.0)	6.1

Note:

(1)          Impact of acquisitions and disposals includes the impact of the change in consolidation status of Bharti Airtel from a joint venture to an investment in February 2007.

Adjusted operating profit increased by 6.1%, or by 20.8% on an organic basis, with the increases in revenue achieved by the region being the main driver. The acquisitions in Turkey and India led to a rise in acquired intangible amortisation which reduced the growth in adjusted operating profit, whilst the continued investment in network infrastructure in the region also resulted in higher depreciation charges. The organic growth in adjusted operating profit was driven by strong performances in Romania, Egypt, Vodacom and the Group’s associated undertaking in the US.

Eastern Europe

Adjusted operating profit increased by 16.2% on an organic basis, principally as a result of the growth in revenue in the region, whilst the main movements in the cost base in the Eastern Europe region included a 7.4% organic increase in interconnect costs, resulting from the 26.9% organic increase in outgoing voice minutes, principally from the increased customer base, and a 7.3% organic increase in operating expenses due to growth in the region’s businesses, but fell slightly as a percentage of service revenue on an organic basis.

Romania remained the principal contributor to the organic growth in costs with a 36.7% increase in interconnect costs at constant exchange rates, a result of the larger customer base and higher average usage per customer, and an increased level of operating expenses due to an increased number of direct sales and distribution employees in a growing business. However, operating expenses decreased as a percentage of service revenue. Romania also accounted for predominantly all of the increase in the region’s rise in organic acquisition and retention costs due to higher volumes of gross additions and upgrades.

The main cost drivers in Turkey were acquisition costs and operating expenses. Acquisition costs increased in response to a higher level of gross additions, which resulted from better positioning of both contract and prepaid propositions, with a focus on the contract segment. The increase in operating expenses was mainly due to the expansion of the network and higher marketing expenses, which increased primarily as a result of the increased spending since the rebranding of the business to Vodafone in March 2007.

Middle East, Africa and Asia

Adjusted operating profit increased by 13.3% on an organic basis, as revenue growth more than offset the increase in costs. The organic growth was mainly driven by Egypt and Vodacom.

At constant exchange rates, the key increases in Egypt’s cost base were interconnect costs which increased by 47.9%, a result of the 77.4% increase in outgoing voice minutes, a 59.8% increase in other direct costs, principally due to prepaid airtime commissions and a 45.7% increase in operating expenses caused by expansion in network infrastructure, and higher marketing and customer care expenses to serve the larger customer base.

Growth in adjusted operating profit in Vodacom was impacted by 12.9 percentage points from adverse exchange rate movements. At constant exchange rates, interconnect costs increased by 17.2%, in response to the 34.0% increase in outgoing voice minutes, and operating expenses increased by 24.4% as a result of higher publicity spending.

The Indian mobile market has continued to grow with penetration reaching 18.2% by the end of September 2007. Vodafone Essar, which adopted the Vodafone brand in September 2007, has continued to perform well, slightly ahead of the expectations held at the time of the completion of the acquisition. This has been partially due to the Group’s rapid network roll out in this market.

Pacific

Adjusted operating profit decreased 4.5%, after including the impact of favourable exchange movements of 4.0 percentage points, as the increased revenue generated in the region was offset by an increase in costs. The principal cost drivers behind the decline were an increase in other direct costs of 26.7% at constant exchange rates, primarily due to Australia reporting higher contract commissions and, in New Zealand, due to the inclusion of DSL costs from ihug following its acquisition in October 2006 combined with an increased provision for its share of the Total Telecom Service Obligation costs, a regulator imposed cost. There was a 34.4% increase in acquisition costs at constant exchange rates in Australia, a result of increased investment in higher value customers in both the contract and prepaid segments. Operating expenses in Australia increased due to investment in marketing, sales and customer care, whilst the reported increase in New Zealand was due to adverse foreign exchange movements impacting the translation into sterling, an increase in the share of billing system costs and higher payroll costs resulting from improvements in customer care.

Associates

	2007			2006			Verizon Wireless change
	Verizon Wireless £m	Other(1) £m	Total £m	Verizon Wireless £m	Other(1) £m	Total £m	£ %	Constant Currency %
Share of result of associates
Operating profit	1,366	–	1,366	1,214	136	1,350	12.5	21.8
Interest	(65)	–	(65)	(94)	2	(92)	(30.9)	(26.5)
Tax	(92)	–	(92)	(73)	(32)	(105)	26.0	37.2
Minority interest	(29)	–	(29)	(32)	–	(32)	(9.4)	(2.7)
	1,180	–	1,180	1,015	106	1,121	16.3	26.0

Verizon Wireless (100% basis)
Total revenue (£m)	11,042			10,327
Closing customers (‘000)	63,699			56,747
Average monthly ARPU ($)	54.1			52.6
Blended churn	15.1%			14.2%
Messaging and data as a percentage of service revenue	18.4%			12.9%

Note:

(1)         Other associates in 2006 include the results of the Group’s associated undertakings in Belgium and Switzerland until the announcement of their respective disposal in August 2006 and December 2006.

Verizon Wireless, the Group’s associated undertaking in the US, produced another period of strong organic customer growth, adding 3.4 million net retail customer additions in a market with penetration reaching an estimated 83.1% at 30 September 2007. Total net customer additions of 3.0 million, after 0.4 million net reseller disconnections, equate to 1.3 million in proportionate terms and brought the Group’s share of the closing customer base to 28.7 million. The customer growth was achieved through an increase in new customer additions, particularly in the higher value contract segment, and low customer churn driven by market leading customer loyalty.

Service revenue growth was 16.6% at constant exchange rates, driven by the expanding customer base and a 2.9% increase in ARPU. Data revenue continued to increase strongly, predominantly as a result of growth in data card, wireless email and messaging services. Verizon Wireless continued to lay the foundations for future data revenue growth through the expansion of CDMA EV-DO Rev A, an enhanced wireless broadband service, which now covers a population of 210 million.

Verizon Wireless improved its margin mainly due to operating expenditure efficiencies offsetting a higher level of customer acquisition and retention activity during the period. The Group’s share of the tax attributable to Verizon Wireless relates only to the corporate entities held by the Verizon Wireless partnership. The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.

Verizon Wireless has entered into an agreement to acquire Rural Cellular Corporation for approximately $2.67 billion in cash and assumed debt. The transaction is expected to be completed by the first half of 2008, subject to the receipt of the required regulatory approvals, and will result in an increase in the customer base of Verizon Wireless of more than 0.7 million customers.

FINANCIAL POSITION

BALANCE SHEET

Non-current assets increased from £96.8 billion at 31 March 2007 to £108.1 billion at 30 September 2007 primarily as a result of the Vodafone Essar acquisition which increased goodwill, other intangible assets and property, plant and equipment by £3.9 billion, £3.2 billion and £1.1 billion, respectively. Other movements within goodwill were a result of foreign exchange movements of £1.1 billion, whilst in other intangible assets the increase was also due to foreign exchange movements of £0.3 billion and additions of £0.3 billion more than offset by amortisation in the period of £1.1 billion. The increase in other investments was largely as a result of a gain on the revaluation of the Group’s investments of £2.6 billion, partly offset by investment disposals.

Current assets decreased from £12.8 billion at 31 March 2007 to £9.1 billion at 30 September 2007, principally due to a decrease in cash and cash equivalents of £4.6 billion, as analysed in the consolidated cash flow statement, offset by an increase in trade and other receivables from £5.0 billion at 31 March 2007 to £5.7 billion at 30 September 2007.

EQUITY SHAREHOLDERS’ FUNDS

Total equity shareholders’ funds at 30 September 2007 increased to £71.4 billion from £67.1 billion at 31 March 2007. The increase primarily comprises the profit for the period of £3.3 billion, net currency gains of £0.8 billion, gains on available-for-sale investments of £2.6 billion and the grant of an equity put right for £0.3 billion, partially offset by returns to shareholders of £2.3 billion and a £0.6 billion transfer to the income statement on the disposal of a stake in Bharti Airtel.

INFLATION

Inflation has not had a significant effect on the consolidated results of operations and financial conditions during the six months to 30 September 2007.

US GAAP RECONCILIATION

The principal differences between US GAAP and IFRS, as they relate to the Condensed Consolidated Financial Statements, are the use of equity accounting under US GAAP for joint ventures, including Vodafone Italy, which are proportionately consolidated under IFRS; the accounting for goodwill and intangible assets for business combinations prior to 29 September 2004; the accounting for income taxes; and the capitalisation of interest.

In the six months to 30 September 2007, revenue under US GAAP was £13,953 million compared with revenue under IFRS of £16,994 million for the same period. The difference relates to the use of the equity method of accounting under US GAAP rather than the proportionate consolidation of results of joint ventures under IFRS.

Net loss under US GAAP for the six months to 30 September 2007 was £475 million, compared with a profit under IFRS of £3,327 million for the same period. The difference in the results under US GAAP was mainly driven by higher amortisation charges and lower equity in earnings of equity method investments, partially offset by income taxes. The substantial decrease in the US GAAP net loss compared to the same period last year relates primarily to the impact of a tax rate change in Germany resulting in a non-cash tax benefit of approximately £2.2 billion, which is not expected to recur in the foreseeable future.

The reconciliation of the differences between IFRS and US GAAP is provided in note 16 to the Condensed Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

The following section should be read in conjunction with the information contained under “Liquidity and Capital Resources” on pages 53 to 57 of the Group’s Annual Report on Form 20-F for the year ended 31 March 2007.

CASH FLOWS AND FUNDING

During the six months ended 30 September 2007, net cash inflow from operating activities fell by 2.3% to £4,860 million and the Group generated £2,661 million of free cash flow, as analysed in the following table:

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	%
Net cash inflow from operating activities	4,860	4,975	(2.3)

– Continuing operations	4,860	4,840	0.4
– Discontinued operations	–	135

Add: Taxation	1,487	1,217

Purchase of intangible fixed assets	(320)	(298)
Purchase of property, plant and equipment	(1,902)	(1,892)
Disposal of property, plant and equipment	13	11

Operating free cash flow	4,138	4,013	3.1

– Continuing operations	4,138	4,021	2.9
– Discontinued operations	–	(8)

Taxation	(1,487)	(1,217)
Dividends received from associated undertakings(1)	476	371
Dividends paid to minority shareholders in subsidiary undertakings	(66)	(34)
Dividends received from investments	72	57
Interest received	240	256
Interest paid	(712)	(499)

Free cash flow	2,661	2,947	(9.7)

– Continuing operations	2,661	2,955	(9.9)
– Discontinued operations	–	(8)

Note:

(1)                               Six months ended 30 September 2007 includes £272 million (2006: £240 million) from the Group’s interest in SFR and £199 million (2006: £119 million) from the Group’s interest in Verizon Wireless.

Free cash flow decreased primarily as a result of lower cash inflow from operating activities and higher payments for interest and taxation, partially offset by higher dividends received from associates.

An analysis of net debt is as follows:

	30 September 2007 £m	31 March 2007 £m
Cash and cash equivalents (as presented in the consolidated cash flow statement)	2,873	7,458
Bank overdrafts	28	23
Cash and cash equivalents (as presented in the consolidated balance sheet)	2,901	7,481

Trade and other receivables(1)	291	304
Trade and other payables(1)	(465)	(219)
Short term borrowings	(5,673)	(4,817)
Long term borrowings(2)	(20,307)	(17,798)
	(26,154)	(22,530)

Net debt as extracted from the consolidated balance sheet	(23,253)	(15,049)

Notes:

(1)           Represents mark to market adjustments on derivative financial instruments which are included as a component of trade and other receivables and trade and other payables.

(2)           Includes £2,464 million related to put options over minority interests, including those in Vodafone Essar and Arcor, which are required to be reported as a financial liability.

The Group targets low single A long term credit ratings, with its current credit ratings being P-2/F2/A-2 short term and Baa1 stable/A- stable/A- stable long term from Moody’s, Fitch Ratings and Standard & Poor’s respectively. Credit ratings are not a recommendation to purchase, hold or sell securities, inasmuch as ratings do not comment on market price or suitability for a particular investor, and are subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently.

The Group’s credit ratings enable it to have access to a wide range of debt finance, including commercial paper, bonds and committed bank facilities.

In aggregate, the Group has committed facilities of approximately £8,821 million, of which £5,726 million was undrawn and £3,095 million drawn at 30 September 2007. The undrawn facilities include a $5.2 billion Revolving Credit Facility that matures in June 2012 and a $6.1 billion Revolving Credit Facility that matures in June 2009. Both facilities support US and euro commercial paper programmes of up to $15 billion and £5 billion respectively. At 30 September 2007, no amounts were drawn under the US commercial paper programme and €785 million (£548 million) was drawn under the euro commercial paper programme. Other undrawn facilities of £175 million are specific to the Group’s subsidiary in Egypt.

The Group has a €25 billion Euro Medium Term Note (“EMTN”) programme and a US shelf programme which are used to meet medium to long term funding requirements. At 31 March 2007, the nominal value of bonds outstanding was £17,101 million. In the six months to 30 September 2007, bonds with a nominal value of £1,221 million were issued under the EMTN programme. The bonds issued during the six months to 30 September 2007 were as follows:

Date bond issued	Maturity of bond	Currency	Amount million	US shelf programme or EMTN Programme

6 June 2007	6 June 2014	EUR	1,250	EMTN Programme

6 June 2007	6 June 2022	EUR	500	EMTN Programme

At 30 September 2007, the Group had bonds outstanding with a nominal value of £17,206 million. On 24 October 2007, $500 million aggregate principal amount of bonds maturing on 27 February 2037 were issued under the US shelf programme.

On 8 May 2007, the Group acquired a controlling interest in Vodafone Essar. Operating companies acquired in this transaction are funded by external facilities which are non-recourse to other Group companies. At 30 September 2007, a total of INR62.1 billion (£765 million) had been fully drawn from committed bank facilities that mature at various dates up to July 2012. Other companies are funded by fully drawn external bank facilities of INR16.4 billion (£202 million) that mature at various dates up to February 2010.

TOTAL SHAREHOLDER RETURNS

Dividends

The Company provides returns to shareholders through dividends. The Company has historically paid dividends semi-annually, with a regular interim dividend in respect of the first six months of the financial year payable in February and a final dividend payable in August. The directors expect that the Company will continue to pay dividends semi-annually.

The Board remains committed to its policy of distributing 60% of adjusted earnings per share by way of dividend. However, as a result of the earnings dilution arising from the Vodafone Essar acquisition, the payout ratio is expected to rise above 60% in the near term to better reflect the underlying trends of the business.

The directors announced on 13 November 2007 an interim dividend of 2.49 pence per share, representing a 6.0% increase over last year’s interim dividend. In growing dividends at 6.0%, ahead of its guidance for modest growth issued in May, the Board has taken into account the Group’s current financial performance and its confidence in the prospects for the business.

The ex-dividend date was 21 November 2007 for ordinary shareholders, the record date for the interim dividend is 23 November 2007 and the dividend is payable on 1 February 2008.

Other returns

The Group has no current plans for further share purchases or other one-off shareholder returns. The Board will periodically review the free cash flow, anticipated cash requirements, dividends, credit profile and gearing of the Group and consider additional shareholder returns.

OPTION AGREEMENTS AND SIMILAR ARRANGEMENTS

On 8 August 2007 the Group announced that it had decided not to exercise its rights under its agreement with Verizon Communications (“Verizon”) to sell to Verizon up to $10 billion of the Group’s interest in Verizon Wireless. This was the final such option available to Vodafone.

As part of the Vodafone Essar acquisition, the Group acquired less than 50% equity interests in Telecom Investments India Private Limited (“TII”) and in Omega Telecom Holdings Private Limited (“Omega”). The Group was granted call options to acquire 100% of the shares in two companies which together indirectly own the remaining shares of TII for, if the market equity of Vodafone Essar at the time of exercise is less than US$25 billion, an aggregate price of US$431 million plus interest or, if the market equity value of Vodafone Essar at the time of exercise is greater than US$25 billion, the fair market value of the shares as agreed between the parties. The Group also has an option to acquire 100% of the shares in a third company which owns the remaining shares in Omega. In conjunction with the receipt of these options, the Group also granted a put option to each of the shareholders of these companies with identical pricing which, if exercised, would require Vodafone to purchase 100% of the equity in the respective company. These options can only be exercised in accordance with Indian law prevailing at the time of exercise.

The Group granted put options exercisable between 8 May 2010 and 8 May 2011 to members of the Essar group of companies that, if exercised, would allow the Essar group to sell its 33% shareholding in Vodafone Essar to the Group for US$5 billion or to sell between US$1 billion and US$5 billion worth of Vodafone Essar shares to the Group at an independently appraised fair market value.

USE OF NON-GAAP FINANCIAL INFORMATION

The measures presented below are not defined under IFRS or US GAAP, and may not therefore be comparable with similarly titled measurements reported by other companies. They are not intended to be a substitute for, or superior to, GAAP measurements.

ADJUSTED OPERATING PROFIT

The Group presents operating profit excluding non-operating income of associates, impairment losses and other income and expense for the Group and the Group’s reported segments. The Group believes that it is useful to report these measures for the following reasons:

•	these measures are used by the Group for internal performance analysis;

•

the presentation by the Group’s reported business segments of these measures facilitates comparability with other companies, although the Group’s measures may not be comparable with similarly titled profit measurements reported by other companies; and

•	it is useful in connection with discussion with the investment analyst community and credit rating agencies.

Reconciliation of these measures to the closest equivalent GAAP measure, operating profit, is provided in note 2 to the Condensed Consolidated Financial Statements.

ORGANIC GROWTH

The Group believes that “organic growth”, which is not intended to be a substitute, or superior to, reported growth, provides useful information to investors and other interested parties for the following reasons:

•	it provides additional information on underlying growth of the business without the effect of factors unrelated to the operating performance of the business;

•	it is used by the Group for internal performance analysis; and

•

it facilitates comparability of underlying growth with other companies, although the term “organic” is not a defined term under IFRS or US GAAP, and may not, therefore, be comparable with similarly titled measures reported by other companies.

Reconciliation of organic growth to reported growth is shown below:

	Organic growth %	Impact of foreign exchange %	Impact of acquisitions and disposals %	Reported growth %
Group
Data revenue	45.1	(0.1)	3.8	48.8
Fixed line and DSL revenue	9.9	(0.6)	(5.1)	4.2
Total service revenue	4.6	(0.8)	5.6	9.4
Total revenue	4.4	(0.8)	5.4	9.0

Share of result in associates	18.2	(6.6)	(9.0)	2.6

Adjusted operating profit	6.1	(2.6)	(1.9)	1.6

Europe
Voice revenue	(1.9)	(0.5)	–	(2.4)
Outgoing voice revenue	0.3	(0.6)	–	(0.3)
Incoming voice revenue	(4.4)	(0.5)	–	(4.9)
Roaming and international visitor revenue	(7.4)	(0.5)	–	(7.9)
Messaging revenue	8.6	(0.6)	–	8.0
Data revenue	40.8	(1.0)	–	39.8
Fixed line revenue	7.6	(0.9)	–	6.7
Total service revenue	2.3	(0.6)	–	1.7
Total revenue	2.0	(0.5)	–	1.5

Adjusted operating profit	(2.3)	(0.5)	0.1	(2.7)

EMAPA
Data revenue	84.8	(1.3)	43.3	126.8
Total service revenue	15.6	(2.3)	27.6	40.9
Total revenue	16.0	(2.6)	26.5	39.9

Eastern Europe – interconnect costs	7.4	2.9	5.8	16.1
Eastern Europe – operating expenses	7.3	2.7	26.3	36.3

CASH FLOW MEASURES

In presenting and discussing the Group’s reported results, free cash flow is calculated and presented on the basis of methodologies other than in accordance with IFRS. The Group believes that it is useful to communicate free cash flow to investors and other interested parties, for the following reasons:

•

free cash flow allows the Company and external parties to evaluate the Group’s liquidity and the cash generated by the Group’s operations. Free cash flow does not include items determined independently of the ongoing business, such as the level of dividends, and items which are deemed discretionary, such as cash flows relating to business acquisitions or financing activities. In addition, it does not necessarily reflect the amounts which the Group has an obligation to incur. However, it does reflect the cash potentially available for activities such as acquisitions or to provide returns to shareholders in the form of dividends or share purchases;

•

free cash flow facilitates comparability of results with other companies, although the Group’s measure of free cash flow may not be directly comparable to similarly titled measures used by other companies;

•	it is used by management for planning, reporting and incentive purposes; and

•	it is useful in connection with discussion with the investment analyst community and debt rating agencies.

A reconciliation of net cash inflow from operating activities, the closest equivalent GAAP measure, to free cash flow is provided on page 20.

NET DEBT

In presenting and discussing the Group’s indebtedness and liquidity position, net debt is calculated. There is no definition of net debt within IFRS. The Group believes that it is useful to communicate net debt to investors and other interested parties, for the following reasons:

•	net debt assists the Company and external parties in evaluating the Group’s overall indebtedness and liquidity position;

•

net debt facilitates comparability of indebtedness and liquidity with other companies, although the Group’s measure of net debt may not be directly comparable to similarly titled measures used by other companies;

•	it is used by management for planning and reporting purposes; and

•	it is used in discussions with the investment analyst community and the debt rating agencies.

A reconciliation of short-term and long-term borrowings, the closest equivalent GAAP measures, to net debt is shown on page 20.

OTHER

Certain of the statements within the sections titled “Chief Executive’s Review” on pages 5 to 6 and “Outlook for the 2008 Financial Year” on page 7 contain forward-looking non-GAAP financial information which at this time there is no comparable GAAP measure and which at this time cannot be quantitatively reconciled to comparable GAAP financial information.

SIGNIFICANT TRANSACTIONS

The Group invested a net £4,724 million(1) in acquisition and disposal activities, including the purchase and disposal of investments, in the six months ended 30 September 2007. An analysis of the significant transactions and the changes to the Group’s effective interest in the entities is shown below.

£m
Acquisitions(1):
Acquisition of 100% of CGP Investments (Holdings) Limited (“CGP”), a company with interests in Hutchison Essar Limited (subsequently renamed Vodafone Essar Limited)	(5,428)
Disposals(1):
Partial disposal of Bharti Airtel Limited (from 9.99% to 5.00%)	654
Other net acquisitions and disposals, including investments(1)	50

(4,724)

Note:

(1)           Amounts are shown net of cash and cash equivalents acquired or disposed.

On 8 May 2007, the Group completed the acquisition of 100% of CGP, a company with interests in Vodafone Essar, from Hutchison Telecommunications International Limited for cash consideration of £5,479 million, gross of £51 million cash and cash equivalents acquired. Following this transaction, the Group has a controlling financial interest in Vodafone Essar. As part of this transaction, the Group also assumed gross debt of £1,466 million, including £217 million related to written put options over minority interests, and issued a written put to the Essar Group for which the present value of the redemption price was £2,154 million.

In conjunction with the acquisition of Vodafone Essar, the Group entered into a share sale and purchase agreement with a Bharti group company regarding the Group’s 5.60% direct shareholding in Bharti Airtel. On 9 May 2007, a Bharti group company irrevocably agreed to purchase this shareholding. The Group received £654 million in cash consideration for 4.99% of such shareholding, with the Group’s remaining 0.61% direct shareholding to be transferred by November 2008.

REGULATION

INTRODUCTION

The Group’s operating companies are generally subject to regulation governing the operation of their business activities. Such regulation typically takes the form of industry specific law and regulation covering telecommunications services and general competition (anti-trust) law applicable to all activities. Some regulation implements commitments made by Governments under the Basic Telecommunications Accord of the World Trade Organisation to facilitate market entry and establish regulatory frameworks. The following section describes the regulatory framework and the key regulatory developments in the EU and selected countries in which the Group has significant interests in the six months ended 30 September 2007 and should therefore be read in conjunction with the information contained under “Regulation” on pages 24 to 28 of the Group’s Annual Report on Form 20-F for the year ended 31 March 2007. Many of the regulatory developments reported in the following section involve ongoing proceedings or consideration of potential proceedings that have not reached a conclusion. Accordingly, the Group is unable to attach a specific level of financial risk to the Group’s performance from such matters.

EUROPEAN REGULATORY FRAMEWORK

On 13 November 2007 the European Commission announced changes to the EU telecommunications regulatory framework.

The European Commission revised the list of markets which it requires national regulators to review periodically and reduced the overall number of markets from 18 to seven. Every Vodafone operating company in the EU had previously been subject to reviews in three markets – wholesale voice call termination, wholesale mobile access and call origination and wholesale international roaming. Only wholesale voice call termination remains as a market which national regulators must now examine. The recommended list became effective immediately upon publication. National regulators may still review other markets subject to satisfying certain tests.

The European Commission also made a policy announcement on the ‘digital dividend’ spectrum, urging Europe (and the Member States in particular) to create new harmonised bands of spectrum for mobile broadband services and mobile TV.

Additionally, the European Commission published a large list of proposed changes to existing EU telecommunications laws which would not come into effect until around 2010. Not all of these affect Vodafone directly. The most important of these changes are:

•

the proposed creation of a new European regulatory authority and the extension of Commission powers so as to allow it, rather than national regulators, to determine remedies where significant market power (“SMP”) is found;

•	the additional of functional separation as a remedy in exceptional cases;

•	fundamental changes to the licensing of spectrum, introducing more flexibility, trading and market-based approaches;

•	some ‘net neutrality’ provisions to address the concerns that the services of some Internet service providers will be blocked or otherwise discriminated against by network operators;

•	proposals that number portability be completed in one day on all networks in the EU; and

•	various measures to address concerns about network security and improved provision of services for the disabled.

The proposed changes will be debated in the European Parliament and the Council of Member States for most of 2008.

INTERNATIONAL ROAMING

In June 2007, new EU legislation came into force requiring mobile network operators to offer a ‘Euro-tariff’ under which the cost of making international roaming calls within the EU is capped at 49 eurocents per minute and the cost of receiving calls within the EU is capped at 24 eurocents per minute. Customers who had not otherwise already opted for another roaming tariff (such as Vodafone Passport) were required to be automatically opted onto the Euro-tariff by the end of September 2007. The regulation also required that wholesale roaming charges within the EU be capped at an average rate of 30 eurocents per minute and that operators provide certain tariff transparency services to customers when they roam. The level of the retail and wholesale caps will fall further 12 and 24 months following the introduction of the regulation. The roaming regulation will terminate after three years. In September 2007 Vodafone filed an appeal to the UK High Court against the regulation but did not seek to suspend its effects.

The European Commission’s anti-trust proceedings in relation to international roaming have been closed without any findings.

REGULATION IN VODAFONE’S MARKETS - EUROPE

Italy

In March 2005, the National Competition Authority (“NCA”) in Italy conducted unannounced inspections of the offices of mobile network operators in Italy, including Vodafone Italy, seeking evidence of collusion following complaints by resellers and potential mobile virtual network operators (“MVNOs”) about alleged anti-competitive conduct. Vodafone Italy submitted undertakings to the NCA in 2007 which have been accepted by the NCA and the case is now closed.

Spain

In October 2007, the Spanish competition authority has opened an investigation against the three largest mobile operators in Spain, including Vodafone, alleging that the three firms colluded when setting call set-up charges.

United Kingdom

The National Regulatory Authority (“NRA”) has published draft proposals for consultation on the liberalisation of the use of 2G spectrum which if pursued would result in the return by Vodafone UK of 7.5MHz of 2G spectrum in the 90MHz band in 2009, leaving Vodafone UK with 10MHz. It is proposed that the 7.5MHz be subsequently released by auction but Vodafone UK would be unable to participate. The NRA is proposing to auction the so called 3G extension bands during 2008 and to auction the spectrum released by digital switchover in the second half of 2008.

There are currently appeals lodged by BT and Hutchison 3G against the mobile termination rates (“MTRs”) set by Ofcom for Vodafone and other UK mobile network operators for the period from 1 April 2007 to 1 April 2011.  These appeals are expected to be determined within the financial year ending 31 March 2009 and, if successful, could reduce the MTR’s of Vodafone and other operators in the UK.

Ireland

In its review of the call termination market, the NRA had found that all mobile network operators have SMP. The NRA had imposed obligations of cost orientation and non-discrimination on all operators and obligations of accounting separation and transparency on Vodafone Ireland. Vodafone Ireland has now reached agreement with the NRA to voluntarily reduce termination rates to 7.99 cents by January 2012. The reduction from the current level of termination rates will be phased with annual reductions of approximately 3.5% per year.

The Netherlands

The NRA had proposed that all operators have SMP and proposed remedies of cost orientation, non-discrimination and transparency. The NRA required Vodafone Netherlands to reduce its termination rates to €0.10 on 15 August 2007, to €0.09 on 1 July 2008 and to €0.07 on 1 July 2009.

Albania

The Competition Authority investigation, as described in the Group’s Annual Report on Form 20-F for the year ended 31 March 2007, has crystallised in a fine for Vodafone Albania of €2 million. Vodafone Albania is considering an appeal.

France

In its review of the call termination market, the NRA concluded that all mobile network operators have SMP and imposed obligations of cost orientation, non-discrimination, accounting separation and transparency. It has set a price cap for Vodafone’s associated undertaking, SFR, of 6.5 eurocents per minute from 1 January 2008.

In March 2007, the Minister responsible for electronic communications launched a call for tenders for a fourth 3G licence. Following the expiry of the deadline the tender resulted in one application which was rejected.

REGULATION IN VODAFONE’S MARKETS - EMAPA

Egypt

In the period since 31 March 2007, the NRA has implemented national roaming and is in the process of implementing number portability.

India

In April 2007, the Department of Telecommunications (“DoT”) completed the tender process to issue subsidies from the universal service fund for provision of infrastructure and mobile services in specified rural and remote areas. Vodafone Essar was successful in the tender process for providing active infrastructure in 32 clusters comprising 3,080 sites and passive infrastructure in four clusters comprising 331 towers.

The DoT is expected to announce its plans to allocate and license 3G and WiMAX spectrum in the near future.

In August 2007, the NRA submitted Recommendations to the DoT on licence terms and conditions, which include rights to use both GSM and CDMA technologies, spectrum allocation mechanism and fees, merger and acquisition guidelines and coverage obligations. On 19 October 2007, the DoT announced it was allowing use of alternate wireless technology by existing Unified Access Service licenses and enhancing spectrum linked criterion for spectrum allocation. It also decided that there should not be any cap on the number of access providers.

Kenya

In October 2007, Safaricom, Vodafone’s joint venture in Kenya, was issued a 3G licence for 15 years, with a right to renew, for payment of $25 million.

In August 2007, the Communications Amendment Bill was withdrawn from Parliament. It is expected that a new bill will be submitted in 2008.

In September 2007, Econet was issued the third mobile licence and plans to launch commercial services in 2008.

New Zealand

The Minister has approved Vodafone New Zealand’s offer to reduce mobile termination rates voluntarily by 37% from 27 New Zealand cents per minute to 17 New Zealand cents per minute for the year ended 31 March 2008 and reducing further to 14 New Zealand cents per minute by the year ended 31 March 2012.

The NRA is investigating further regulation of national roaming and cell site co-location and it is expected to propose price regulation to allow new mobile network operators to roam on Vodafone New Zealand’s 2G and 3G networks. The NRA is also expected to price regulate co-location. Vodafone New Zealand has filed undertakings in respect of both of these services.

The Government has determined the process for the renewal of two blocks of 900 MHz spectrum management rights which expire during 2012, ensuring that a quarter of the spectrum passes into the hands of a new entrant. Although currently used for 2G services this spectrum may be used for the provision of UMTS services. The price to Vodafone New Zealand for renewal of the remaining spectrum is yet to be determined but a decision is expected imminently.

The Government is also conducting a review of the current universal service obligation to ensure it is continuing to support the objectives of supporting service for users in uneconomic regions and overall economic development. Currently Vodafone New Zealand’s annual contribution is around NZ$18 million and has been increasing when compared to previous years. Vodafone New Zealand has appealed the final determination of the universal service obligation for 2004.

Telecom New Zealand is required to implement operational separation of its fixed network business by March 2008. A draft separation plan is in public consultation and will be finalised before the end of 2007.

South Africa

The Electronic Communications Act became effective in July 2006, replacing previous telecommunications and broadcasting legislation. The Act introduced a new licence regime, under which all existing licences were required to be converted prior to July 2007. This deadline was missed, and in October 2007, the NRA issued a timetable which states that all existing licences are to be converted by 19 July 2008.

In January 2007, the NRA issued proposals to declare Vodacom, MTN and Cell C as having SMP in the wholesale mobile call termination market and the imposition of regulation, including LRIC-based (Long Run Average Incremental Cost) price controls, on Vodacom and MTN. Separately, in August 2007, the NRA issued draft regulations governing the regulation and negotiation of interconnection and facilities leasing. Final determinations on these issues are expected before the end of 2007.

Additionally, the Competition Commission has commenced an investigation into whether Vodacom’s and MTN’s termination charges are excessively priced. A hearing is scheduled to take place in November 2007.

Turkey

An auction of 3G licences was held in September 2007. However, the outcome of the auction was declared void and no licences were issued.

In October 2007, litigation was commenced challenging the legality of the NRA’s requirement for Turkcell to implement mobile number portability.

Additionally, in October 2007, the NRA also published a decision restricting Turkcell’s ability to price calls destined for within its network differently to those which are destined to other networks.

LEGAL PROCEEDINGS

The following updates the legal proceedings section of Vodafone’s Annual Report on Form 20-F for the year ended 31 March 2007.

Vodafone is one of a number of co-defendants in four actions filed in 2001 and 2002 in the Supreme Court of the District of Columbia in the United States alleging personal injury, including brain cancer, from mobile phone use. Vodafone is not aware that the health risks alleged in such personal injury claims have been substantiated and will be vigorously defending such claims. In August 2007, the Court dismissed all four actions against Vodafone on the basis of the federal pre-emption doctrine. The plaintiffs have appealed this dismissal.

A subsidiary of the Company, Vodafone 2, is responding to an enquiry (“the Vodafone 2 enquiry”) by Her Majesty’s Revenue and Customs (“HMRC”) with regard to the UK tax treatment of its Luxembourg holding company, Vodafone Investments Luxembourg SARL, under the Controlled Foreign Companies section of the UK’s Income and Corporation Taxes Act 1988 (“the CFC Regime”) relating to the tax treatment of profits earned by the holding company for the accounting period ended 31 March 2001. In May 2005, the Special Commissioners referred certain questions relating to the compatibility of the CFC Regime with EU law to the European Court of Justice (the “ECJ”) for determination (“the Vodafone 2 reference”). On 26 July 2007, the Special Commissioners handed down their judgement on the question of whether the Vodafone 2 reference should be maintained or withdrawn in light of the Cadbury Schweppes Judgment. The tribunal decided (on the basis of the casting vote of the Presiding Special Commissioner) that the Vodafone 2 reference should be withdrawn. Vodafone 2 is appealing this decision to the High Court.

Companies in the Group have received notices from the Indian tax authorities alleging possible liability for failure to deduct withholding tax from consideration paid to Hutchison Telecommunications International Limited (“HTIL”) in respect of HTIL’s gain on its disposal to Vodafone of companies with interests in Vodafone Essar. Initial hearings have been held before the Indian Courts. At this stage no accurate quantification of any cost which may arise can be made but Vodafone believes that neither it nor any other member of the Group is liable for such withholding tax and intends to defend this position vigorously.

On 12 November 2007, Vodafone became aware of a purported class action complaint filed in the US District Court for the Southern

District of New York against Vodafone and certain of its current and former officers for alleged violation of U.S. federal securities laws. The complaint alleges that Vodafone’s financial statements and certain disclosures between 10 June 2004 and 24 February 2006 were materially false and misleading. The complaint seeks compensatory damages in an unspecified amount and other relief. Vodafone believes the allegations are without merit and in the event the complaint is served will vigorously defend the claims.

SUBSEQUENT EVENTS

On 6 October 2007, the Group announced that it had agreed to acquire Tele2 Italia SpA (“Tele2 Italy”) and Tele2 Telecommunication Services SLU (“Tele2 Spain”) from Tele2 AB Group for a cash consideration of €775 million (£537 million) on a debt free basis.

Tele2 Italy and Tele2 Spain each provide nationwide fixed line telecommunications and broadband services. Tele2 Italy had over 2.6 million customers as at 30 June 2007, including over 400,000 broadband customers. Tele2 Spain had 550,000 customers as at 30 June 2007, including over 240,000 broadband customers.

The transaction is expected to be completed by the end of the calendar year, following receipt of regulatory approval.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

	Note	Six months to 30 September 2007	Six months to 30 September 2006	Year ended 31 March 2007
		£m	£m	£m

Revenue	2	16,994	15,594	31,104

Cost of sales		(10,212)	(9,022)	(18,725)

Gross profit		6,782	6,572	12,379

Selling and distribution expenses		(1,152)	(1,038)	(2,136)
Administrative expenses		(1,850)	(1,800)	(3,437)
Share of result in associated undertakings		1,443	1,413	2,728
Impairment losses		–	(8,100)	(11,600)
Other income and expense		(15)	1	502

Operating profit/(loss)	2	5,208	(2,952)	(1,564)

Non-operating income and expense		250	10	4
Investment income		382	425	789
Financing costs		(1,280)	(813)	(1,612)

Profit/(loss) before taxation		4,560	(3,330)	(2,383)

Income tax expense	3	(1,233)	(1,218)	(2,423)

Profit/(loss) for the period from continuing operations		3,327	(4,548)	(4,806)

Loss from discontinued operations		-	(491)	(491)

Profit/(loss) for the period		3,327	(5,039)	(5,297)

Attributable to:
– Equity shareholders		3,290	(5,105)	(5,426)
– Minority interests		37	66	129

Basic earnings/(loss) per share
Profit/(loss) from continuing operations	4	6.22p	(8.02)p	(8.94)p
Loss from discontinued operations	4	–	(0.86)p	(0.90)p
Profit/(loss) for the period	4	6.22p	(8.88)p	(9.84)p

Diluted earnings/(loss) per share
Profit/(loss) from continuing operations	4	6.19p	(8.02)p	(8.94)p
Loss from discontinued operations	4	–	(0.86)p	(0.90)p
Profit/(loss) for the period	4	6.19p	(8.88)p	(9.84)p

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Six months to 30 September 2007	Six months to 30 September 2006	Year ended 31 March 2007
	£m	£m	£m

Gains on revaluation of available-for-sale investments	2,568	641	2,108
Exchange differences on translation of foreign operations	705	(3,293)	(3,804)
Net actuarial gains on defined benefit pension schemes	53	18	50
Foreign exchange gains transferred to the income statement	(7)	794	838
Fair value gains transferred to the income statement	(570)	-	-

Net gain/(loss) recognised directly in equity	2,749	(1,840)	(808)

Profit/(loss) for the period	3,327	(5,039)	(5,297)

Total recognised income and expense relating to the period	6,076	(6,879)	(6,105)

Attributable to:
– Equity shareholders	6,096	(6,931)	(6,210)
– Minority interests	(20)	52	105

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

		30 September 2007	30 September 2006	31 March 2007
	Note	£m	£m	£m

Non-current assets
Goodwill		45,661	44,330	40,567
Other intangible assets		18,382	16,203	15,705
Property, plant and equipment		14,832	13,248	13,444
Investments in associated undertakings		20,615	21,879	20,227
Other investments		7,492	3,762	5,875
Deferred tax assets		482	450	410
Post employment benefits		158	33	82
Trade and other receivables		516	466	494
		108,138	100,371	96,804
Current assets
Inventory		405	356	288
Taxation recoverable		27	2	21
Trade and other receivables		5,739	4,963	5,023
Cash and cash equivalents		2,901	789	7,481
		9,072	6,110	12,813

Assets included in disposal group held for resale		–	914	–

Total assets		117,210	107,395	109,617

Equity
Called up share capital	7	4,180	4,166	4,172
Share premium account	7	43,782	43,443	43,572
Own shares held	7	(7,937)	(8,153)	(8,047)
Additional paid-in capital	7	100,131	100,191	100,185
Capital redemption reserve	7	9,136	9,121	9,132
Accumulated other recognised income and expense	8	6,112	2,264	3,306
Retained losses	9	(83,999)	(83,656)	(85,253)
Total equity shareholders’ funds		71,405	67,376	67,067

Minority interests		1,148	197	226
Written put options over minority interests		(2,425)	-	-
Total minority interests		(1,277)	197	226

Total equity		70,128	67,573	67,293

Non-current liabilities
Long term borrowings		20,307	17,014	17,798
Deferred tax liabilities		5,003	4,901	4,626
Post employment benefits		114	107	123
Provisions		253	273	296
Trade and other payables		615	567	535
		26,292	22,862	23,378
Current liabilities
Short term borrowings:
Third parties		4,652	3,539	3,975
Related parties		1,021	575	842
Current taxation liabilities		4,997	4,911	5,088
Provisions		253	167	267
Trade and other payables		9,867	7,768	8,774
		20,790	16,960	18,946

Total equity and liabilities		117,210	107,395	109,617

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED CASH FLOW STATEMENT

	Note	Six months to 30 September 2007	Six months to 30 September 2006	Year ended 31 March 2007
		£m	£m	£m

Net cash flows from operating activities	6	4,860	4,975	10,328

Cash flows from investing activities
Purchase of interests in subsidiary undertakings and joint ventures, net of cash acquired	10	(5,475)	(2,585)	(2,805)
Disposal of interests in subsidiary undertakings, net of cash disposed	11	–	6,799	6,767
Disposal of interests in associated undertakings		–	-	3,119
Purchase of intangible assets		(320)	(298)	(899)
Purchase of property, plant and equipment		(1,902)	(1,892)	(3,633)
Purchase of investments		(30)	(154)	(172)
Disposal of property, plant and equipment		13	11	34
Disposal of investments	11	781	-	80
Dividends received from associated undertakings		476	371	791
Dividends received from investments		72	57	57
Interest received		240	256	526

Net cash flows from investing activities		(6,145)	2,565	3,865

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares		170	39	193
Net movement in short term borrowings		(104)	426	953
Proceeds from issue of long term borrowings		1,119	2,451	5,150
Repayment of borrowings		(1,271)	(453)	(1,961)
Purchase of treasury shares		–	(43)	(43)
B share capital redemption		(4)	(5,707)	(5,713)
B share preference dividends paid		–	(3,286)	(3,291)
Equity dividends paid		(2,334)	(2,315)	(3,555)
Dividends paid to minority shareholders in subsidiary undertakings		(66)	(34)	(34)
Interest paid		(712)	(499)	(1,051)

Net cash flows from financing activities		(3,202)	(9,421)	(9,352)

Net cash flows		(4,487)	(1,881)	4,841

Cash and cash equivalents at beginning of the period		7,458	2,932	2,932
Exchange losses on cash and cash equivalents		(98)	(275)	(315)

Cash and cash equivalents at end of the period		2,873	776	7,458

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

1     Basis of preparation

The unaudited Condensed Consolidated Financial Statements for the six months ended 30 September 2007:

•               were prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) and thereby International Financial Reporting Standards (“IFRS”), both as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”);

•               are presented on a condensed basis as permitted by IAS 34 and therefore do not include all disclosures that would otherwise be required in a full set of financial statements;

•               should be read in conjunction with the audited consolidated financial statements contained in the Group’s Annual Report on Form 20-F for the year ended 31 March 2007, from which the financial statements as at 31 March 2007 and for the year then ended included in this document are derived; and

•               include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented.

Both IFRS as issued by the IASB and as adopted by the EU differ in certain material respects from US generally accepted accounting principles (“US GAAP”) – see note 16.

The preparation of the Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

2     Segmental and other analyses

The Group has one business segment, being the supply of communications services and products. The Group’s analysis of revenue and operating profit for discontinued operations are shown in note 11. During the six months ended 30 September 2007, the Group changed its organisation structure and the Group’s associated undertaking in France, SFR, is now managed within the Europe region and reported within Other Europe. The results for all periods are presented in accordance with the new structure.

Revenue

Six months to 30 September 2007	Segment revenue £m	Common functions(1) £m	Intra- region revenue £m	Regional revenue £m	Inter- region revenue £m	Group revenue £m
Germany	2,650		(63)	2,587	(5)	2,582
Italy	2,097		(21)	2,076	(3)	2,073
Spain	2,439		(62)	2,377	(3)	2,374
UK	2,717		(25)	2,692	(5)	2,687
Arcor	768		(32)	736	-	736
Other Europe	2,243		(42)	2,201	(3)	2,198
Europe	12,914		(245)	12,669	(19)	12,650

Eastern Europe	1,524		-	1,524	(21)	1,503
Middle East, Africa and Asia	2,019		-	2,019	(6)	2,013
Pacific	758		-	758	(5)	753
EMAPA	4,301		-	4,301	(32)	4,269

Common functions(1)	-	80	-	80	(5)	75

	17,215	80	(245)	17,050	(56)	16,994

Six months to 30 September 2006	Segment revenue £m	Common functions(1) £m	Intra- region revenue £m	Regional revenue £m	Inter- region revenue £m	Group revenue £m
Germany	2,827		(67)	2,760	(4)	2,756
Italy	2,174		(27)	2,147	(3)	2,144
Spain	2,268		(65)	2,203	(2)	2,201
UK	2,549		(29)	2,520	(5)	2,515
Arcor	706		(14)	692	–	692
Other Europe	2,216		(54)	2,162	(2)	2,160
Europe	12,740		(256)	12,484	(16)	12,468

Eastern Europe	1,162		–	1,162	(16)	1,146
Middle East, Africa and Asia	1,247		–	1,247	(5)	1,242
Pacific	666		–	666	(4)	662
EMAPA	3,075		–	3,075	(25)	3,050

Common functions(1)	–	86	–	86	(10)	76

	15,815	86	(256)	15,645	(51)	15,594

Year ended 31 March 2007	Segment revenue £m	Common functions(1) £m	Intra- region revenue £m	Regional revenue £m	Inter- region revenue £m	Group revenue £m
Germany	5,443		(123)	5,320	(9)	5,311
Italy	4,245		(44)	4,201	(5)	4,196
Spain	4,500		(106)	4,394	(3)	4,391
UK	5,124		(54)	5,070	(9)	5,061
Arcor	1,441		(27)	1,414	–	1,414
Other Europe	4,275		(82)	4,193	(4)	4,189
Europe	25,028		(436)	24,592	(30)	24,562

Eastern Europe	2,477		–	2,477	(31)	2,446
Middle East, Africa and Asia	2,565		–	2,565	(9)	2,556
Pacific	1,399		–	1,399	(11)	1,388
EMAPA	6,441		–	6,441	(51)	6,390

Common functions(1)	–	168	–	168	(16)	152

	31,469	168	(436)	31,201	(97)	31,104

Note:

(1)          Common functions represents results from Partner Markets and unallocated central Group income and expenses.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

2     Segmental and other analyses (continued)

Segment result

Six months to 30 September 2007	Operating profit £m	Impairment losses £m	Other adjustments £m	Adjusted operating profit £m
Germany	644	-	-	644
Italy	776	-	-	776
Spain	715	-	-	715
UK	243	-	-	243
Arcor	92	-	-	92
Other Europe	799	-	-	799
Europe	3,269	-	-	3,269

Eastern Europe	156	-	15	171
Middle East, Africa and Asia	330	-	-	330
Pacific	63	-	-	63
Associates - US	1,180	-	-	1,180
EMAPA	1,729	-	15	1,744

Common functions	210	-	-	210

	5,208	-	15	5,223

Six months to 30 September 2006	Operating (loss)/profit £m	Impairment losses £m	Other adjustments £m	Adjusted operating profit £m
Germany	(5,976)	6,700	-	724
Italy	(561)	1,400	-	839
Spain	585	-	–	585
UK	318	-	–	318
Arcor	83	-	–	83
Other Europe	812	-	–	812
Europe	(4,739)	8,100	-	3,361

Eastern Europe	118	-	-	118
Middle East, Africa and Asia	339	-	-	339
Pacific	66	-	-	66
Associates - US	1,021	-	(6)	1,015
Associates - Other	106	-	-	106
EMAPA	1,650	-	(6)	1,644

Common functions	137	-	(1)	136

	(2,952)	8,100	(7)	5,141

Year ended 31 March 2007	Operating (loss)/profit £m	Impairment losses £m	Other adjustments £m	Adjusted operating profit £m
Germany	(5,345)	6,700	(1)	1,354
Italy	(3,325)	4,900	-	1,575
Spain	1,100	-	-	1,100
UK	511	-	-	511
Arcor	171	-	-	171
Other Europe	1,448	-	-	1,448
Europe	(5,440)	11,600	(1)	6,159

Eastern Europe	184	-	-	184
Middle East, Africa and Asia	694	-	-	694
Pacific	159	-	-	159
Associates - US	2,080	-	(3)	2,077
Associates - Other	638	-	(508)	130
EMAPA	3,755	-	(511)	3,244

Common functions	121	-	7	128

	(1,564)	11,600	(505)	9,531

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

3     Taxation

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year ended 31 March 2007 £m

United Kingdom corporation tax benefit at 30% (2006: 30%):
Current year	–	–	–
Adjustments in respect of prior years	(65)	(39)	(30)

Overseas corporation tax:
Current year	1,393	2,084	2,928
Adjustments in respect of prior years	(3)	(162)	215

Total current tax expense	1,325	1,883	3,113

Deferred tax:
United Kingdom deferred tax	(66)	(50)	(49)
Overseas deferred tax	(26)	(615)	(641)

Deferred tax benefit	(92)	(665)	(690)

Total income tax expense	1,233	1,218	2,423

4             Earnings/(loss) per share

	Six months to 30 September 2007 million	Six months to 30 September 2006 million	Year ended 31 March 2007 million

Weighted average number of shares for basic earnings/(loss) per share	52,935	57,515	55,144
Dilutive potential shares: restricted shares and share options(1)	181	-	-

Weighted average number of shares for diluted earnings/(loss) per share	53,116	57,515	55,144

	£m	£m	£m
Earnings/(loss) for basic and diluted earnings per share:
Continuing operations	3,290	(4,611)	(4,932)
Discontinued operations	-	(494)	(494)

Total	3,290	(5,105)	(5,426)

Note:

(1)               In the six months ended 30 September 2006 and the year ended 31 March 2007, 140 million shares and 215 million shares, respectively, have been excluded from the calculation of the weighted average number of shares as they are not dilutive.

5                 Dividends

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year ended 31 March 2007 £m

Equity dividends on ordinary shares:

Declared during the period:

Final dividend for the year ended 31 March 2007: 4.41 pence per share (2006: 3.87 pence per share)	2,331	2,328	2,328
Interim dividend for the year ended 31 March 2007: 2.35 pence per share	–	–	1,238

	2,331	2,328	3,566

Proposed after the balance sheet date and not recognised as a liability:

Final dividend for the year ended 31 March 2007: 4.41 pence per share	–	–	2,331
Interim dividend for the year ending 31 March 2008: 2.49 pence per share (2007: 2.35 pence per share)	1,322	1,238	–

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

6     Cash flow information

Reconciliation of net cash flows from operating activities:	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year ended 31 March 2007 £m

Profit/(loss) for the period from continuing operations	3,327	(4,548)	(4,806)
Loss for the period from discontinued operations	–	(491)	(491)
Adjustments(1):
Share-based payment	54	49	93
Depreciation and amortisation	2,755	2,488	5,111
Loss on disposal of property, plant and equipment	30	19	44
Share of result in associated undertakings	(1,443)	(1,413)	(2,728)
Impairment losses	–	8,100	11,600
Other income and expense	15	(1)	(502)
Non-operating income and expense	(250)	(10)	(4)
Investment income	(382)	(425)	(789)
Financing costs	1,280	805	1,604
Income tax expense	1,233	1,088	2,293
Loss on disposal of discontinued operations	–	747	747
Increase in inventory	(106)	(92)	(23)
Increase in trade and other receivables	(288)	(868)	(753)
Increase in trade and other payables	122	744	1,175

Cash generated by operations	6,347	6,192	12,571

Tax paid	(1,487)	(1,217)	(2,243)

Net cash flows from operating activities	4,860	4,975	10,328

Note:

(1)               In the six months to 30 September 2006 and the year ended 31 March 2007, adjustments include amounts relating to continuing and discontinued operations.

7               Transactions with equity shareholders

	Called up share capital £m	Share premium account £m	Own shares held £m	Additional paid-in capital £m	Capital redemption reserve £m

1 April 2006	4,165	52,444	(8,198)	100,152	128

Issue of new shares	1	25	–	(7)	-
Own shares released on vesting of share awards	–	–	45	–	-
Share consolidation	–	(9,026)	–	–	–
B share capital redemption	–	–	–	–	5,707
B share preference dividend	–	–	–	–	3,286
Share-based payment charge, inclusive of tax charge of £3 million	-	-	-	46	-

30 September 2006	4,166	43,443	(8,153)	100,191	9,121

Issue of new shares	6	129	–	(37)	-
Own shares released on vesting of share awards	–	–	106	–	-
B share capital redemption	–	–	–	–	6
B share preference dividend	–	–	–	–	5
Share-based payment charge, inclusive of tax charge of £13 million	–	–	–	31	-

31 March 2007	4,172	43,572	(8,047)	100,185	9,132

Issue of new shares	8	206	–	(114)	–
Own shares released on vesting of share awards	–	4	110	(4)	–
B share capital redemption	–	–	–	–	4
Share-based payment charge, inclusive of tax credit of £10 million	–	–	–	64	–

30 September 2007	4,180	43,782	(7,937)	100,131	9,136

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

8               Movements in accumulated other recognised income and expense

	Translation reserve £m	Pensions reserve £m	Available-for- sale investments reserve £m	Asset revaluation surplus £m	Total £m

1 April 2006	3,043	(109)	1,044	112	4,090

(Losses)/gains arising in the period	(3,279)	26	641	–	(2,612)
Transfer to the income statement on disposal	794	–	–	–	794
Tax effect	–	(8)	–	–	(8)

30 September 2006	558	(91)	1,685	112	2,264

(Losses)/gains arising in the period	(523)	39	1,467	–	983
Transfer to the income statement on disposal	44	–	–	–	44
Tax effect	22	(7)	–	–	15

31 March 2007	101	(59)	3,152	112	3,306

Gains arising in the period	779	75	2,568	-	3,422
Transfer to the income statement on disposal	(7)	-	(570)	-	(577)
Tax effect	(17)	(22)	-	-	(39)

30 September 2007	856	(6)	5,150	112	6,112

9               Movements in retained losses

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year ended 31 March 2007 £m

1 April	(85,253)	(67,356)	(67,356)

Profit/(loss) for the period	3,290	(5,105)	(5,426)
Dividends	(2,331)	(2,328)	(3,566)
Expiration of equity put right	-	142	142
Loss on issue of treasury shares	(52)	(16)	(43)
B share capital redemption	(4)	(5,707)	(5,713)
B share preference dividend	-	(3,286)	(3,291)
Grant of equity put right	333	-	-
Other movements	18	-	-

30 September / 31 March	(83,999)	(83,656)	(85,253)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

10        Acquisitions

Hutchison Essar Limited (since renamed Vodafone Essar Limited)

On 8 May 2007, the Group completed the acquisition of 100% of CGP Investments (Holdings) Limited (“CGP”), a company with interests in Vodafone Essar Limited (“Vodafone Essar”), from Hutchison Telecommunications International Limited for cash consideration of US$10.9 billion (£5.5bn). Following this transaction, the Group has a controlling financial interest in Vodafone Essar. The initial purchase price allocation has been determined to be provisional pending the completion of the final valuation of the fair value of assets acquired. The transaction has been accounted for using the purchase method of accounting.

	Book value £m	Fair value adjustments £m	Fair value £m
Net assets acquired:
Identifiable intangible assets	121	3,068	3,189 (1)
Property, plant and equipment	1,215	(145)	1,070
Other investments	199	-	199
Deferred tax assets	33	60	93
Inventory	5	(2)	3
Trade and other receivables	285	15	300
Cash and cash equivalents	51	-	51
Deferred tax liabilities	-	(547)	(547)
Short and long term borrowings(2)	(1,466)	-	(1,466)
Trade and other payables	(546)	(19)	(565)

	(103)	2,430	2,327

Minority interests			(958)
Written put options over minority interests(2)			217
Goodwill			3,893

Total consideration (including £24 million of directly attributable costs)(3)			5,479

Notes:

(1)               Identifiable intangible assets of £3,189 million consist of licences and spectrum fees of £3,045 million and other intangible assets of £144 million.

(2)               Included within short term and long term borrowings are liabilities of £217 million related to written put options over minority interests

(3)               After deducting cash and cash equivalents acquired of £51 million, the net cash outflow on the acquisition was £5,428 million.

The goodwill is attributable to the expected profitability of the acquired business and the synergies expected to arise after the Group’s acquisition of CGP. The results of CGP have been consolidated in the income statement from the acquisition date, 8 May 2007. The weighted average life of licence and spectrum fees was 10 years, the weighted average life of other intangible assets was two years and the weighted average life of total intangible assets was nine years.

The following unaudited pro forma summary presents the Group as if CGP had been acquired on 1 April 2007 or 1 April 2006, respectively. The pro forma amounts include the results of CGP, amortisation of the acquired intangible assets recognised on acquisition and the interest expenses on debt issued as a result of the acquisition. The pro forma amounts do not include any possible synergies from mergers and acquisitions. The pro forma information is provided for comparative purposes only and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year ended 31 March 2007 £m

Revenue	17,115	16,126	32,274
Profit/(loss) for the period	3,289	(5,202)	(5,628)
Profit/(loss) attributable to equity shareholders	3,259	(5,240)	(5,700)
Basic earnings/(loss) per share	6.16p	(9.11)p	(10.34)p
Diluted earnings/(loss) per share	6.14p	(9.11)p	(10.34)p

Other

The Group completed a number of smaller acquisitions resulting in a cash outflow, net of cash acquired, of £47 million.

11        Disposals

Japan – Vodafone K.K.

On 17 March 2006, the Group announced an agreement to sell its 97.7% holding in Vodafone K.K. to SoftBank. The transaction completed on 27 April 2006 with the Group receiving cash of approximately ¥1.42 trillion (£6.9 billion) including the repayment of intercompany debt of ¥0.16 trillion (£0.8 billion). In addition, the Group received non-cash consideration with a fair value of approximately ¥0.23 trillion (£1.1 billion), comprised of preferred equity and a subordinated loan. SoftBank also assumed debt of approximately ¥0.13 trillion (£0.6 billion). Vodafone K.K. represented a separate geographical area of operation and, on this basis, Vodafone K.K. was treated as a discontinued operation in Vodafone Group Plc’s Annual Reports on Form 20-F for the years ended 31 March 2007 and 2006.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

11  Disposals (continued)

A loss of £0.7 billion arose on the disposal, being the proceeds less the carrying amount of Vodafone K.K.’s net assets and attributable goodwill together with cumulative exchange differences transferred to the income statement on disposal.

Segment information for discontinued operations

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year ended 31 March 2007 £m

Segment revenue	-	520	520

Operating profit	-	118	118

Cash flows from discontinued operations

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year ended 31 March 2007 £m

Net cash flows from operating activities	-	135	135
Net cash flows from investing activities	-	(266)	(266)
Net cash flows from financing activities	-	(29)	(29)

Net cash flows	-	(160)	(160)
Cash and cash equivalents at the beginning of the period	-	161	161
Exchange loss on cash and cash equivalents	-	(1)	(1)

Cash and cash equivalents at the end of the period	-	-	-

India – Bharti Airtel Limited

In conjunction with the acquisition of Vodafone Essar, the Group entered into a share sale and purchase agreement with a Bharti group company regarding the Group’s 5.60% direct shareholding in Bharti Airtel Limited. On 9 May 2007, a Bharti group company irrevocably agreed to purchase this shareholding. During the six months ended 30 September 2007, the Group received £654 million in cash consideration for 4.99% of such shareholding, with the Group’s remaining 0.61% direct shareholding to be transferred by November 2008. The gain on disposal amounted to £250 million.

12        Related party transactions

Transactions between the Company and its subsidiaries, joint ventures and associates represent related party transactions. Transactions with subsidiaries have been eliminated on consolidation. Transactions between the Company and its joint ventures are not material to the extent that they have not been eliminated through proportionate consolidation. Except as disclosed below, no material related party transactions have been entered into, during the period, which might reasonably affect any decisions made by users of these Condensed Consolidated Financial Statements.

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year ended 31 March 2007 £m
Transactions with associated undertakings:

- Sales of goods and services	113	160	245

- Purchase of goods and services	130	163	295

Amounts owed to joint ventures included within short term borrowings	1,021	575	842

In the six months ended 30 September 2007, the Group made contributions to defined benefit pension schemes of £31 million (six months ended 30 September 2006: £30 million, year ended 31 March 2007: £55 million).

Compensation paid to the Company’s Board of directors and members of the Executive Committee will be disclosed in the Group’s Annual Report on Form 20-F for the year ending 31 March 2008.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

13        Contingent liabilities

30 September 2007
£m
Performance bonds	107
Credit guarantees – third party indebtedness	21
Other guarantees and contingent liabilities	133

Secured borrowings

The Group has assumed £773 million of secured debt as a result of the acquisition of Vodafone Essar. There are no other material changes to liens or encumbrances on the Group’s assets to those disclosed on page 123 of the Group’s Annual Report on Form 20-F for the year ended 31 March 2007.

Capital commitments

The Group’s capital commitments have increased to £1,672 million at 30 September 2007 (31 March 2007: £1,149 million) primarily due to network infrastructure purchase commitments in India.

Purchase commitments

The Group’s purchase commitments have increased to £2,332 million at 30 September 2007 (31 March 2007: £1,281 million).

Legal proceedings

Details of the Group’s legal proceedings are provided on pages 27 and 28.

14        Other matters

Seasonality or cyclicality of interim operations

The Group’s financial results have not, historically, been subject to significant seasonal trends.

Events after the balance sheet date

On 6 October 2007, the Group announced that it had agreed to acquire Tele2 Italia SpA (“Tele2 Italy”) and Tele2 Telecommunication Services SLU (“Tele2 Spain”) from Tele2 AB Group for cash consideration of €775 million (£537 million) on a debt free basis.

Tele2 Italy and Tele2 Spain provide nationwide fixed line telecommunications and broadband services. This transaction will enable the Group to benefit from the high growth broadband markets in two of Vodafone’s key European markets.

The transaction is expected to be completed by the end of the calendar year, following the receipt of relevant regulatory approval.

Issuances and repayment of debt

See “Cash flows and funding” for details of issuances and repayment of debt.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

15        Effect of proportionate consolidation of joint ventures

The following tables present, on a condensed basis, the financial information of joint ventures as they are included in the Condensed Consolidated Financial Statements.

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year ended 31 March 2007 £m

Revenue	3,041	3,139	6,232
Cost of sales	(1,475)	(1,516)	(3,077)
Selling, distribution and administrative expenses	(562)	(569)	(1,121)
Impairment losses	-	(1,400)	(4,900)
Operating profit/(loss)	1,004	(346)	(2,866)

Net financing costs	52	24	46

Profit/(loss) before income taxes	1,056	(322)	(2,820)

Income tax expense	(444)	(270)	(614)
Profit/(loss) for the period	612	(592)	(3,434)

	30 September 2007 £m	30 September 2006 £m	31 March 2007 £m

Intangible assets	14,509	18,426	14,137
Property, plant and equipment	2,135	2,283	2,166
Other non-current assets	307	245	291
Non-current assets	16,951	20,954	16,594

Cash and cash equivalents	68	30	47
Other current assets	1,072	1,026	1,015
Current assets	1,140	1,056	1,062

Total assets	18,091	22,010	17,656

Total equity shareholders’ funds	18,719	21,412	17,754
Minority interests	10	12	8
Total equity	18,729	21,424	17,762

Non-current liabilities	329	445	333
Current liabilities	(967)	141	(439)
Total liabilities	(638)	586	(106)

Total equity and liabilities	18,091	22,010	17,656

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

16        Summary of differences between IFRS and US GAAP

Reconciliations to US GAAP

The Condensed Consolidated Financial Statements have been prepared in accordance with IFRS, which differ in certain significant respects from US GAAP. The following table summarises the effects of the adjustments from IFRS to US GAAP. Further details on the nature of the adjustments can be found on pages 139 to 142 in the Group’s Annual Report on Form 20-F for the year ended 31 March 2007.

	30 September 2007 £m	30 September 2006 £m	31 March 2007 £m

Revenue (IFRS)	16,994	15,594	31,104

Adjustments to derive US GAAP revenue:
Discontinued operations	-	(31)	(31)
Basis of consolidation	(3,041)	(3,139)	(6,232)
Connection revenue	-	170	518

Revenue (US GAAP)	13,953	12,594	25,359

Profit/(loss) for the period (IFRS)	3,327	(5,039)	(5,297)

Adjustments to derive US GAAP net loss:
Investments accounted for under the equity method	(1,980)	(733)	680
Connection revenue and costs	-	2	5
Goodwill and other intangible assets	(6,543)	(6,681)	(13,352)
Impairment losses	-	6,700	6,700
Amortisation of capitalised interest	(56)	(54)	(107)
Interest capitalised during the period	28	23	52
Other	30	670	1,261
Income taxes	4,756	2,650	5,862
Minority interests	(37)	(66)	(129)

Net loss (US GAAP)	(475)	(2,528)	(4,325)

Total equity (IFRS)	70,128	67,573	67,293

Adjustments to derive US GAAP shareholders’ equity:
Investments accounted for under the equity method	(3,184)	(2,883)	(1,070)
Connection revenue and costs	–	(3)	–
Goodwill and other intangible assets	19,492	32,232	25,515
Capitalised interest	1,334	1,382	1,342
Other	(1,615)	60	86
Income taxes	(16,920)	(25,382)	(21,859)
Minority interests	1,277	(197)	(226)

Shareholders’ equity (US GAAP)	70,512	72,782	71,081

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

16  Summary of differences between IFRS and US GAAP (continued)

Condensed consolidated statement of operations

The following table presents the Condensed Consolidated Statement of Operations of the Group, prepared under US GAAP.

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year ended 31 March 2007 £m

Revenue	13,953	12,594	25,359
Cost of sales	(15,336)	(14,378)	(29,589)
Selling, general and administrative expenses	(2,380)	(2,242)	(4,356)

Operating loss	(3,763)	(4,026)	(8,586)

Other income and expense	–	1	–
Non-operating income and expense	(717)	(400)	190
Share of results in investments accounted for under the equity method	81	91	(26)

Loss before income taxes and change in accounting principles	(4,399)	(4,334)	(8,422)

Income tax benefit	3,967	1,702	4,053
Minority interests	(43)	(69)	(129)

Loss from continuing operations	(475)	(2,701)	(4,498)

Discontinued operations, net of taxes	–	173	173

Net loss	(475)	(2,528)	(4,325)

Basic and diluted loss per share

Loss from continuing operations	(0.90)p	(4.70)p	(8.16)p
Discontinued operations	–	0.30 p	0.32p

Net loss	(0.90)p	(4.40)p	(7.84)p

Change in accounting principle – income taxes

On 1 April 2007, the Group adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of SFAS 109” (“FIN 48”). FIN 48 has no impact on the IFRS accounting for tax uncertainties, nor on the Group’s expectations for eventual cash settlements, as the latter are not based on accounting principles.

FIN 48 provides guidance on the amounts to be reported in financial statements in respect of uncertain tax positions, which may be different from the amounts included in tax returns. Measurement of uncertain tax positions under FIN 48 is based on a cumulative probability that takes into consideration all possible resolutions. Under IFRS, the Group measures its liability for tax uncertainties based on management’s best estimate of the most likely resolution.

Upon adoption of FIN 48, the Group recognised a decrease of £324 million in its US Generally Accepted Accounting Principles (“US GAAP”) provisions for uncertain tax positions, including an increase of £4 million in respect of entities accounted for using the equity method and a decrease of £99 million in the associated interest accrual. These have been accounted as adjustments to US GAAP retained earnings.

At 1 April 2007, the Group’s US GAAP unrecognised tax benefits amounted to £6,291 million in respect of a number of uncertain tax positions, including the ongoing Controlled Foreign Company (“CFC”) enquiry in the UK. Additionally, £13,592 million was unrecognised for the uncertain tax effect of losses in respect of a write down in the value of investments in Germany. These uncertainties are described further on pages 105 to 106 of the Group’s Annual Report on Form 20-F for the year ended 31 March 2007. If these benefits were recognised, £4,779 million (plus £13,592 million for the German write down) would have a favourable effect on the US GAAP effective tax rate, while the remaining amounts would impact US GAAP equity or goodwill or are related to temporary differences for which offsetting deductions are available.

The Group is subject to ongoing examination by the tax authorities of the various jurisdictions in which it operates and it is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. At 1 April 2007, it was considered reasonably possible that the Group’s US GAAP balance for uncertain tax positions could decrease by £400 million to £625 million within the current financial year as a result of the potential resolution of historic issues with the relevant tax authorities or expiry of statutes of limitations. Other factors that could be reasonably expected to affect the amount of provisions this year and in future years are the emergence of new uncertain tax positions and new information regarding existing tax positions.

Since the date of adoption, the German tax rate has decreased, causing the unrecognised tax benefit of £13,592 million at 1 April 2007 in respect of the German write down to decrease by approximately £3 billion.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

16  Summary of differences between IFRS and US GAAP (continued)

The following tax years remain open pursuant to the statute of limitations in Vodafone’s major jurisdictions. It is not possible to conclude when settlement will be reached on these open years, nor the likely settlement amount:

UK	2000 onwards
Germany	1999 onwards
Italy	2002 onwards
Spain	2004 onwards
USA (federal)	2003 onwards

It is the Group’s policy to recognise interest accrued in respect of unrecognised tax benefits within interest expense and any accrued penalties within the tax expense. As at the date of adoption of FIN 48 the Group held US GAAP accruals for interest of £1,098 million.

Discontinued operations

The Group disposed of its interests in Vodafone Japan on 27 April 2006. Vodafone Japan has been classified as discontinued under US GAAP.

Investments accounted for under the equity method

Adjustment to the share of results in investments accounted for under the equity method

	Six months to 30 September 2007 £m	Six months to 30 September 2006 £m	Year ended 31 March 2007 £m

Goodwill and other intangible assets associated with investments accounted for under the equity method	(3,157)	(3,314)	(6,497)
Impairment losses	–	1,400	4,900
Income taxes	1,149	1,137	2,198
Other	28	44	79
Total	(1,980)	(733)	680

For the six months ended 30 September 2006, “other” included amounts related to the equity in earnings of the Group’s investment in Belgacom Mobile S.A. since the date it was classified as held for sale under IFRS.

Adjustments to the carrying value of investments accounted for under the equity method

	30 September 2007 £m	30 September 2006 £m	31 March 2007 £m

Goodwill and other intangible assets associated with investments accounted for under the equity method	4,287	7,354	7,462
Income taxes	(7,701)	(10,439)	(8,742)
Other	230	1,116	210
Total	(3,184)	(1,969)	(1,070)

At 30 September 2006, “other” included £914 million related to the Group’s investment in Belgacom Mobile S.A. which, under IFRS, was included in assets included in disposal group held for sale.

Other intangible assets

Finite-lived intangible assets

	30 September 2007		30 September 2006		31 March 2007
	Licences £m	Customer bases £m	Licences £m	Customer bases £m	Licences £m	Customer bases £m

Gross carrying value	159,383	629	151,736	1,685	152,358	493
Accumulated amortisation	(98,265)	(269)	(81,320)	(1,074)	(88,541)	(168)
	61,118	360	70,416	611	63,817	325

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

16  Summary of differences between IFRS and US GAAP (continued)

The total amortisation charge for the six months 30 September 2007, under US GAAP, was £7,565 million (six months ended 30 September 2006: £7,539 million). The estimated future amortisation charge on finite-lived intangible assets for each of the next five financial years is set out in the following table. The estimate is based on finite-lived intangible assets recognised at 30 September 2007 using foreign exchange rates as at that date. It is likely that future amortisation charges will vary from the figures below, as the estimate does not include the impact of any future investments, disposals, capital expenditures or fluctuations in foreign exchange rates.

Year ending 31 March	£m
2008	15,232
2009	15,315
2010	11,325
2011	3,678
2012	3,395

Other

Other includes a charge to retained earnings relating to written put options over minority interests which is required to be reported outside of permanent equity.

17         Changes in accounting standards

International Financial Reporting Standards

The Group has not adopted the following standards, which have been issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”). The Group is currently assessing the impact of the adoption of these standards on the Group’s results and financial position.

IFRS 8, “Operating Segments” (effective for annual periods beginning on or after1 January 2009, with early adoption encouraged).

IFRIC 12, “Service concession Arrangements” (effective for annual periods beginning on or after 1 January 2008, with early application permitted). This interpretation has not been endorsed for use in the EU.

IFRIC 13, “Customer Loyalty Programmes” (effective for annual periods beginning on or after 1 July 2008, with earlier application permitted). This interpretation has not been endorsed for use in the EU.

IFRIC 14 “IAS 19 –The limit on a defined benefit asset, minimum funding requirements and their interaction” (effective for annual periods beginning on or after 1 January 2008 with earlier application permitted). This interpretation has not been endorsed for use in the EU.

Amendment to IAS 23 “Borrowing Costs” (effective for annual periods beginning on or after 1 January 2009, with early adoption permitted). This revised standard has not yet been endorsed for use in the EU.

Amendment to IAS 1 “Presentation of Financial Statements: A Revised Presentation” (effective for annual periods beginning on or after 1 January 2009, with early adoption permitted). This revised standard has not yet been endorsed for use in the EU.

Reconciliations to US GAAP

On 15 November 2007, the US Securities and Exchange Commission (“SEC”) approved a final rule eliminating the requirement that non-U.S. companies reconcile financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board to US GAAP in filings with the SEC. The final rule, which has not yet been published in full, will apply to financial statements covering years ended after 15 November 2007.

Whilst the Group is still assessing the applicability and impact of this rule on Vodafone, it is currently expected is that the Group will no longer publish US GAAP information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 23, 2007	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company Secretary